15

04024917

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Corporacion Financiera Del Valle

*CURRENT ADDRESS

PROCESSED
MAY 10 2004
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 3437 FISCAL YEAR 12-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dw

DAT : 5/7/04

82-34837
AR/S
12-31-03

RECEIVED
2004 MAY -5 A 9:47
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

CORPORACION FINANCIERA DEL VALLE

FIDUCIARIA DEL VALLE
LEASING DEL VALLE
COFIVALLE FINANCE (BAHAMAS) LIMITED

www.corfivalle.com www.corfivalle.com www.corfivalle.com www.corfivalle

Corporacion Financiera del Valle S.A.

AR/S
12-31-03

82-3437

2003 ANNUAL REPORT

During 2003 an optimistic environment was felt in the Colombian economy, as a result of the stability shown in the main macroeconomic variables. Trust was gained by both national and international investors as a result of the approval of structural reforms by the end of 2002 and the government strategy to facilitate fiscal adjustments and reactivate the economy. One of the main measures of the fiscal stabilization was based on the approval of the referendum, intended to reduce public expense in the next few years. As such referendum was revoked, the government submitted to the Congress an alternative package of economic measures, which was approved with important amendments by the end of 2003. The main components of this reform are the overcharge on income tax, patrimony tax and financial transactions tax.

The economic environment showed stability and a positive behavior of its main variables. Since May inflation began to decrease, due to the lower devaluation recorded in the first few months of the year and the correction of the food prices, which has forced a rise in this variable by 2002. By 2003 closing, inflation was 6.49%.

As a result the 200 point basis increase in intervention rates between January and April, the interest rates were unchanged by the Central Bank and the economy was supplied with ample liquidity throughout the nominal year. Therefore, interest rates maintained stability in low levels compared to previous averages. The DTF (Average 90 day CD rate) nominal recorded a 7.8% annual average, below the 9.03% recorded in 2002, while the real average DTF was 0.62% in 2003, compared to 2.53% in 2002.

Deposit Rate DTF E.A. and DTF Rate over IPC


8.2%
8.1%
8.0%
7.9%
7.8%
7.7%
7.6%
DTF
DTF E.A.
DTF rate over IPC
2.0%
1.5%
1.0%
0.5%
0.0%
-0.5%
Real DTF over IPC
12-Dic-02
05-Ene-03
29-Ene-03
22-Feb-03
18-Mar-03
11-Abr-03
05-May-03
29-May-03
22-Jun-03
16-Jul-03
09-Ago-03
02-Sep-03
26-Sep-03
20-Oct-03
13-Nov-03
07-Dic-03
31-Dic-03

Source: Central Bank

Note: IPC (Consumer Price Index)

Under this scenario of high liquidity the economy recorded a 3.74% increase in 2003, compared to the same period of the previous year. This was mainly boosted by the positive behavior of the mining and agriculture industries. This growth exceeded the expectations of analysts and even the government's. On the side of the demand, the economic growth is mainly the result of the investment dynamics (gross capital formation), which recorded a 18.66% annual growth in 2003. The more dynamic sectors were construction, with 11.61% in the same period, followed by mining, with a 11.04% increase.


GDP Quarterly Variation
(real growth)
6.0
4.0
2.0
-
-2.0
-4.0
-6.0
-8.0
4.17
Sept-97
March-98
Sept-98
March-99
Sept-99
March-00
Sept-00
March-01
Sept-01
March-02
Sept-02
March-03
Sept-03

Source: DANE

On the other hand, the behavior of the exchange rates was hard to forecast in 2003. After a devaluation of 25% in 2002, the exchange rate by 2003 closing was Ps.2,778.21 pesos, accounting for a 3.02% revaluation of the Peso with respect to the dollar.

The devaluation of the dollar occurred worldwide throughout the year. The main currencies of the world such as the Euro and the Yen recorded a significant revaluation of the dollar by 2003, running as high as 20% and 10%, respectively. The situation was similar in Latin America. The increase of capital flows towards the region, plus the reduction of policital uncertainty observed during most part of 2002, resulted in significant appreciations of the main Latinamerican currencies. Brazilian's Real recorded an 18% revaluation, and the Chilean peso 17.6%.

In spite of the above, the Real Exchange Rate continued with a growing trend throughout 2003, reaching a maximimum historical peak of 140.33 in October and closing the year to 138.19 units. The above favored the export dynamics, which recorded a 7.8% growth from January to October, as a result of the sales increase towards the United States and Europe, which compensated somehow the sales reduction towards Venezuela and Ecuador.


YOY NOMINAL DEVALUATION
40%
36%
32%
28%
24%
20%
16%
12%
8%
4%
0%
-4%


ITCR
(1994=100)
145
135
125
115
105
95
85
138.19
Aug-98
Dec-98
Apr-99
Aug-99
Dec-99
Apr-00
Aug-00
Dec-00
Apr-01
Aug-01
Dec-01
Apr-02
Aug-02
Dec-02
Apr-03
Aug-03
Dec-03

Source: Central Bank

Financial System

The assets of financial entities showed a 9.2% increase by 2003, recording Ps. 97.4 billion pesos. Particularly, investments increased by 15.7% compared to 13.1% recorded by 2002.

Accounts payable increased by 5.8% in 2003, showing the economy's more intense dynamics and favorable conditions of indebtedness recorded throughout the year. Microcredit loans was the item with the most significant increase (45.8%), followed by consumer (22.1%) and commercial (7.4%), while mortgage decreased by 11.8% (5.6% adjusted by mortgage titularization).

Gross loan portfolio of the financial (excluding IOE and cooperatives)



Millions pesos
54,000,000
52,500,000
51,000,000
49,500,000
48,000,000
46,500,000
45,000,000
Dic-99 Abr-00 Ago-00 Dic-00 Abr-01 Ago-01 Dic-01 Abr-02 Ago-02 Dic-02 Abr-03 Ago-03 Dic-03

Growth of the gross loan portfolio of the financial (excluding IOE and cooperatives)



Annual % variation
25%
20%
15%
10%
5%
0%
-5%
-10%
Dic-99 Abr-00 Ago-00 Dic-00 Abr-01 Ago-01 Dic-01 Abr-02 Ago-02 Dic-02 Abr-03 Ago-03 Dic-03

Source: Bank Superintendency

By 2003 a favorable behavior was shown by quality indicators and coverage indicators. As of December, the Quality Indicator[1] was 6.78%, a level never achieved since the first months of 1998. On the other hand,[2] the coverage indicator was 98.11% by December.

Indicators of the Financial Sector



Loan portfolio quality
20%
18%
15%
13%
10%
8%
5%
Loan coverage
98.11%
Loan portfolio quality
6.78%
Loan portfolio coverage
120%
100%
80%
60%
40%
20%
0%
Abr-99 Ago-99 Dic-99 Abr-00 Ago-00 Dic-00 Abr-01 Ago-01 Dic-01 Abr-02 Ago-02 Dic-02 Abr-03 Ago-03 Dic-03

Source: Bank Superintendency

On the other hand, the liabilities of the financial system increased by 8.6% by 2003. A variation of 12.9% is noticeable in the savings accounts balances in the same period, while current accounts increased by 13.2%.

[1] Quality Indicator = Loans due / Gross loans
[2] Coverage = Provisions / Loans due


Financial System Liability Balance
30,000,000
25,000,000
20,000,000
15,000,000
10,000,000
5,000,000
0
Millon pesos
Dic-95 Jun-96 Dic-96 Jun-97 Dic-97 Jun-98 Dic-98 Jun-99 Dic-99 Jun-00 Dic-00 Jun-01 Dic-01 Jun-02 Dic-02 Jun-03 Dic-03
Current Acct
Savings Acct
CDT

Source: Bank Superintendency

In conclusion, 2003 was a positive year for the financial system. The recovery that began by mid 2002 was consolidated both in generating profits and in improving the quality and coverage indicators. In addition, in 2003 the decreasing trend of accounts payable growth, seen between April 1999 and August 2002, was broken.

2003 RESULTS

During the second semester, the shareholders decided to strengthen the Corporation's equity by Ps.20,000 million, in order to provide larger growing capacity according to the different strategies of each business.

The Corporation's operational results before provisions and taxes significantly improved over the previous year, from Ps.17,316 million in 2002 to Ps.34,709 million in 2003. Including provisions and taxes, by 2003 closing an accumulated loss of Ps. 8,799 is recorded as a result of the provisions for fixed rent, mainly due to the reduction of the rating of bonds issued by Empresas Municipales de Cali (EMCALI), to the lowest category, which forced CFV to provision the total amount of the investment in these bonds.


Operational Profit before Provisions and Taxes
100.45%
31.80%
13,138
17,316
34,709
Dec-01
Dec-02
Dec-03

CORPORATE BANKING

By 2003 closing, the gross Loan Portfolio of CFV was Ps.956.935 million, with a 1.2% increase with respect to the previous year.

Portfolio quality reached 1.8% with respect to the system average of 7.4. With respect to provisions versus loans due, coverage is at 347%. Therefore, currently, more than 91.0% of this portfolio is productive with only 8.9% graded as C, D and E.

The loan portfolio has focused on rediscount lines, accounting for 58% of CFV' total loan portfolio as of December 2003, compared to 26% in 1998, which allowed to minimize term conversion risks.
Following the commercial consolidation strategy with our products; deposits increased by 8.2% through the private

Evolution of the loan portfolio


2003
2002
2001
2000
0%
20%
40%
60%
80%
100%
A
B
C
D
E

INVESTMENT PORTFOLIO

During 2003, the investment portfolio focused mainly on the infrastructure sector with a 44% share. We are continuing the capitalizaton plan in International Business Communities (IBC) an associate of Carvajal Group dedicated to logistics through internet technology.

The sustained growth of the Corporation's investment dividends in the last few years has been significant, with Ps34,570 million by 2003 closing.


As of Dec/03 -
Technology 0.70%
Investors 0.46%
Financial 0.49%
Food 6.82%
Agroindustrial 9.48%
Cement 1.08%
Chemicals 10.59%
Affiliates 13.22%
OtrOth
Hotels 9.53%
Infrastructure 43.77%

TREASURY

Business for CFV's treasury was excellent in 2000, with a net income before provisions amounting to Ps 40,764 million, accounting for a 10.2% increase over the previous year.

In the Colombian peso fixed-rate portfolio market, we maintained a third position in the ranking of public debt market makers. The strengthening of our distribution desks allowed us to obtain a 7% share in the primary market and 10% in the secondary market, by 2003.

In the foreign currency and derivative market, we became leaders in the spot, forwards and peso dollar option operations, with transactions that amounted to USD 700 million. Our share in the spot market was 21%, 10% for the forwards market and over 40% for peso dollar operation market, including options to accumulate and disaccumulate reserves issued by the Central Bank.

The strategy for managing the fixed-rate portfolio in 2003 was focused on liquid securities. This allowed to have a high portfolio rotation and maximize its profitability. To obtain the above goal, we strengthened our distribution channels by reactivating Casa de Bolsa operation.

INVESTMENT BANKING

During 2003, Investment Banking recorded the best performance since its creation. Business for over Ps 3.1 billion Pesos were closed, a figure much higher than other competitors' in the market.

This is the result of the consolidation of the strategies defined during the last few years, taking advantage of the economy's reactivation, thus increasing business volumes.

It is important to note that the performance was successful in all the business areas, positioning Corfivalle's Investment Banking as the best option in Colombia.

Project Finance:

- We served as advisory to ISA in submitting the winning bid involving three 230 Kv transmission lines in Bolivia for US$87.3 million.
- Advisory services were provided to Institute of Urban Development –IDU- and Transmilenio S.A. to structure concessions for the construction of NQS and Avenida Suba trunks in the Transmilenio system. Such investment amounts to Ps 1.05 billions.
- We served as advisory for the Mining-Energy Planning Unit–UPME- in the financial structuring and granting of the two public bids for the construction, operation and maintenance of the two 500 Kv transmission lines for Ps 294 million.

Loan Syndicalization:

- CFV structured and placed a syndicated loan for a private company of the local real sector for Ps 150,000 million.
- CFV structured and placed a syndicated loan for the Sewage System of Bogota –EAAB- with the local banks for Ps 124,500 million.
- CFV structured and placed a syndicated loan for RCN Television with the local banks for Ps 170,000 million.
- CFV structured and placed a syndicated loan for Gases del Norte del Valle with the local banks for Ps.32,000 million.

Bond Issuing and Placement:

- Structuring and placement of bonds issued with partial guarantee from IFC for Empresa de Acueducto de Barranquilla (Barranquilla Aqueduct) -Triple A- for Ps.180,000 million.
- Structuring and placement of bonds issued for Actiunidos S.A. for Ps.100,000 million.

Mergings and Acquisitions:

- Advisory services were provided to Banco Andino (in liquidation) in the valuation and Sesling of its Mortgage Portfolio for Ps.14,000 million.
- Advisory services were provided to Empresas Públicas de Medellín S.A. E.S.P in capitalizing 56% of the shares of Centrales Hidroeléctricas de Caldas S.A. E.S.P. (CHEC) and Empresa de Energía del Quindío S.A. E.S.P. (EDEQ). The amount of such capitalization is Ps.196,906 million.

In addition, various advisory services were provided to production companies for project evaluation, financial diagnosis, valuations, definition of investment strategies, among others.

This same activity is expected to continue by 2004, based on the current business and the commercial activity carried out in the last few months.

During 2003, the Economic Research Department continued to provide economic reports on Colombia to the national and international financial communities, as well as macroeconomic proyections. A reader's Financial Consulting Guide was established in the main media, as a channel to respond to

economic inquiries. In addition, the Economic Reports were introduced to the Bloomberg and Reuters information systems. These include the Weekly Economic Strategy, the Monthly Report of Public Debt and the Quarterly Macroeconomic report. Also, pursuant to Alexa[3] ranking, the Corporation's web page maintained its leadership in providing financial information in the country.

On the other hand, the III Corfivalle Forum was held, with the attendance of the main economic analysists in the country where the main 2004 projections were discussed.

FINANCIAL AFFILIATES

Leasing del Valle S.A. C.F.C. During 2003, the company continued the incremental dynamics demostrated in recent years, raising leasing nets by 72% from.Ps. 120.516 million in December 2002 to Ps. 207.057 million by the end of 2003.

On the other hand, the leasing and credit portfolio indicator was 1.18%, confirming that in spite of the significant growth of the loan portfolio, the company maintains its high quality levels.

Arrears and restitution payments changed by 48.5% from Ps.698 million in December 2002 to Ps.360 million in 2003, accounting for only 0.14% of the total company's assets. This behavior is due to adequate risk provision, the quality of the financial assets and the commercialization of solid opportunities.

By 2003 closing, the profits of the entity amounted to Ps.4.255 million, higher by 42% than Ps.3.000 million of December 2002. The equity was at Ps.26.300 million and the solvency indicator was 12.55%, with respect to the minimum required by law of 9%.

Fiduciaria del Valle. By the end of 2003, Fiduciaria del Valle earned profits for Ps 4.229 million, and obtained an equity return for its shareholders of 24.77%. Administrative Assets grew to Ps.3.17 billion, accounting for a 23.3% growth compared to Ps.2.57 billion by 2002 closing. Among these assets, the ones corresponding to Investment Trust grew 27.2%, from Ps. 416.269 million in 2002 to Ps. 529.284 million in 2003, as a result of the excellent performance of FCO Value Plus, closing 2003 with the third place in the country. FCE Rent Plus also showed an excellent performance growing from Ps. 28.967 million to Ps. 92.266 million during 2003. Duff and Phelps de Colombia assigned both funds a 2/AAA rating. On the other hand, assets in fiduciary trusts obtained a 34.9% growth from Ps..37 billion to Ps. 1.84 billion. Fiduvalle is in the third place in volume of assets in this activity.

Cofivalle Finance (Bahamas) Limited continued during the current fiscal year with the positive trend of the previous years, obtaining US$ 755 million in net profits, accounting for a 14% increase with respect to the previous year. Its commitment of increasing its equity soundness is maintained, and particularly, in offering its customers the necessary confidentiality to serve as an Offshore Bank.

MAIN REGULATING MEASURES

a) Solvency Ratio:

CFV's solvency ratio was affected by two important facts. First, the equity strengthening carried out by shareholders, and second a change in the regulation through circular letter 031 dated June 27, 2003 issued by the Bank Superintendency, which modified volatilities used to estimate de Risk Value, affecting mainly the

[3] a company compiling traffic information from web.pages

IGBC factor with a reduction from 8% to 6% for stock investments and from 12% to 9% for non-stock invesments.

These facts caused the solvency indicator to go from 10.74% by December 2002 to 11.9% by December 2003, for a 11.54% variation.

b) Evaluation of the loan portfolio and investments credit risk:

Responding to the provisions of the Bank Superintendency with respect to Credit Risk Management System (SARC) , during 2003 the Corporation worked in time tunning the model to determine Expected Losses associated to the credit business.

The technological platform and support designed and implemented by CFV's System area has been critical in facilitating the work with our customers' quantitative and qualitative statistics, providing the input for the model development.

The above has allowed CFV to meet the timetables proposed by the Bank Superintendency with respect to SARC, as well as to parallel the current provision system with the Expected Loss model, since 2004. The results of this parallel, will provide the necessary input to make the, as required by the Superintendency.

With respect to the proprietary model to evaluate investments, calibration exercises were maintaned meeting the timetables established by the Bank Superintendency.

c) Assets received as Payment in Kind:

In order to meet provisions of article 11- of the Financial System Organic Statute, the Bank Superintendency through External Circular Letter 034 dated August 6, 2003, modified totally Chapter III of External Circular Letter 100, 1995 (Basic Financial and Accounting Circular Letter).

Pursuant to the circular letter the Corporation shall record in its balances any provision on payment in kind, as follows:

Real Estate:

1. Assets received as payment in kind with more than 2 years: An additional monthly rate should be created to reach 80% of the purchase cost by December 2005

2. Assets received as payment in kind for more than 2 years (are within the legal disposal of property term): A rate equivalent to 30% of the asset's purchase cost, within the year following the receipt of the asset. For the second year a 30% should be provisioned in monthly rates and 20% in one payment by the end of the second year.

Real Estate:

With respect to the Assets received as Payment in Kind- BRDP real estate, a provision should be established for 35% of the purchase cost of the BRDP real estate, which should be increased by an additional 35% in the

second year until reaching 70% of the BRDP recorded value before provisions. Upon the legal deadline for the sale, if no extension has been authorized, the provision should be 100% of the BRDP recorded value before provisions. In case an extension is made, the remaining 30% of the provision should be made with the term established.

TECHNOLOGY

The improvement of information safety schemes has been emphasized. This has implied the implementation of new software versions in our main equipment, and carrying out an assurance process, taking advantage of these platforms, in order to gain greater confidence from our customers.

With respect to software projects or implementations, credit SARC and SARI solutions were consolidated in order to support the provision calculation parallel which began in January 2004. Also, the treasury "daily Profit and Loss" statement was automatized and unified, becoming a critical tool to consolidate treasury risk control schemes. Solutions to support SIPLA and to detect unusual and suspicious operations was strengthened.

A high percentage of the necessary development for the integration of the Credit Portfolio and Guarantees was initiated and carried out, meeting the explicit request from the Bank Superintendency.

Leasing del Valle concluded the mounting of the imports module, the insurance module was initiated, and the SARC solution was streamlined in order to support the parallel of provisions that began in January2004. All the necessary works to meet circular letter 22 from the Bank Supertendency about the agreement accounting scheme were carried out.

Fiduvalle implemented the Guarantee Trust; the implementation of the Accounts Receivable and Provisions module was completed. The development of the module to support the Account Reporting process was initiated. A large percentage of the Cash and Bank solution for the Trust was completed and modifications were made to support circular letter "T0" from the Bank Superintendency.

Casa de Bolsa was reactivated, involving the mounting of the new solution to record "OYD" operations and the integrated accounting module was implemented.

ADMINISTRATION

As a result of the optimization of our operative processes and the reorganization and improvement of the management structure, an improvement of the management efficiency index was obtained (Average Expenses/ Assets) showing 1.52% in 2003 with respect 1.60% in 2002.

We comply with all regulations pertaining to intellectual property and daily issues CFV encounters in software licensing. Established internal policies and procedures protect the continuity of existing installations.

We ascribe to all legal and policy decisions that govern our business in the financial sector, maintaining all due diligence disclosures and aplicable procedures under law.

We have closely followed both the legal and internal established and approved by the Board of Directors.

The aspect of CFV represented by partners and administrators is equal to settlement assets valued at.Ps 14.412 million and is 0.65% of the entity's total assets. Conditions of these operations do not differ from those realized through other third-party agreements.

In compliance with article 47 of law 222 of 1995, we confirm that from the opening balance until the date when information was presented nothing has affected the normal development of CFV.

OUTLOOK FOR 2004

The main challenge of the Colombian economy during 2004 will be to consolidate the vigor of the 2003 reactivation. The confidence indicators both of consumption and investment, as well as the reduction trend in unemployement rate, that occurred in 2003, are clear signals for optimism.

A higher dynamics in the loan portfolio is expected, based on the economy's reactivation process and current interest rate level. The above should result in a better behavior of internal demand, which could become an important booster of the 2004 economic growth. On the other hand, the government strategies related to safety will maintain their priority in order to increase trust among entrepreneurs in the country.

A basic topic during 2004 will be the negotiation of preferred commercial agreements, particularly with the United States. Such negotiations will be of much significance for the future of Colombian companies, which will have to face markets with great growth potential and a more direct competition. In this sense, the private sector resources are likely to increase, in order to provide for capacity enlargement and to be able to face the new economic scenario.

Lastly, the great economic uncertainty of 2004 will focus on the way the government and the authorities will face the latent risk of the fiscal subject. Economic authorities will have to focus their efforts on maintaining the investments' confidence, by continuing with the public finance adjustment program which began in the previous years.

Finally, we express our sincere appreciation to shareholders, the board of directors and all personnel at CFV for your support and dedication that were decisive in achieving defined goals.

STATUTORY AUDITOR'S REPORT

To the Stockholders of
CORPORACION FINANCIERA DEL VALLE S.A.:

I have audited the accompanying balance sheets of CORPORACIÓN FINANCIERA DEL VALLE S.A. as of December 31, 2003 and 2002, and the related statements of income, changes in shareholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's Management and were prepared based upon accounting instructions given by the Colombian Office of the Superintendent of Banking. My responsibility, among others, is to express an opinion on these financial statements based on my audits.

I obtained the information necessary and conducted my audits in accordance with generally accepted auditing standards in Colombia. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CORPORACION FINANCIERA DEL VALLE S.A. as of December 31, 2003 and 2002, the result of its operations, the changes in its stockholders' equity, and its cash flows for the years then ended, in conformity with accounting instructions and practices given by the Colombian Office of the Superintendent of Banking applied on a consistent basis.

CORPORACION FINANCIERA DEL VALLE S.A.

ESTADOS DE CAMBIOS EN EL PATRIMONIO DE LOS ACCIONISTAS
POR LOS AÑOS TERMINADOS EL 31 DE DICIEMBRE DE 2003 Y 2002
(Cifras expresadas en miles de pesos colombianos)

	Authorized	Capital to be Subscribed	Subscribed and paid-in	Reserves: Legal Reserve	Reserves: Other Reserves	Additional Paid-in Capital	Net Loss	Appraisal Surplus	Equity Reappraisal	Accumulated, Unrealized Income or Losses	Total Equity
BALANCE AS OF DECEMBER 31, 2001	800,000	139,757	660,243	41,809,447	87,449,094	87,946,517	(21,956,317)	114,692,207	81,036,768	-	391,637,960
Authorization of the General Stockholders' Meeting to wipe-off losses						(21,956,317)	21,956,317				
Net income							(16,493,012)				(16,493,012)
Reappraisal surplus								(4,169,134)			(4,169,134)
Accumulated, un realized losses - participative securities										(1,027,224)	(1,027,224)
BALANCE AS OF DECEMBER 31, 2002	800,000	139,757	660,243	41,809,447	87,449,094	65,990,200	(16,493,012)	110,523,073	81,036,768	(1,027,224)	369,948,589
Authorization of the General Stockholders' Meeting to wipe-off losses											
Increase of capital	200,000		200,000			19,800,000					20,000,000
Net income							(8,798,689)				(8,798,689)
Reappraisal surplus								46,240,155			46,240,155
Accumulated, un realized losses - participative securities										1,027,224	1,027,224
BALANCE AS OF DECEMBER 31, 2003	1,000,000	139,757	860,243	41,809,447	87,449,094	85,790,200	(25,291,701)	156,763,228	81,036,768		428,417,279

The accompanying notes are an integral part of these Financial Statements

CORPORACION FINANCIERA DEL VALLE S. A.

NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2003 AND 2002

(Amounts stated in thousands of Colombian pesos – except for exchange rates, dividends and per share values)

(Translation of report originally issued in Spanish)

1. REPORTING ENTITY

Corporation Financiera del Valle S.A. (hereinafter, the Corporation) is a private financial institution, organized as a joint-stock corporation, established according to Colombian laws on November 27, 1961, through Public Deed No 5710. The term of the Corporation expires on June 30, 2010, and can be extended through an ordinary resolution of the General Stockholders' Meeting. It was modified through Public Deed No. 3143 of September 26, 2001, where specific measures for the good governance of the corporation were adopted.

The corporate purpose of the Corporation is exclusively within the framework of operations authorized by law for financial entities and mainly consists of the mobilization of resources and the assignment of capital to: a) promote the creation, organization, reorganization and transformation of any type of manufacturing, agricultural, livestock, mining and hotel companies, among others; b) subscribe and hold shares or partnership parts in those companies where it is allowed by law to do so; c) foster, sponsor and promote the participation of local and foreign private capital without surpassing the maximum limits established by law; d) issue bonds guaranteed by general collateral and by specific collateral; e) acquire and negotiate all types of transferable securities issued by companies from diverse economic sectors; f) receive local or foreign currency funds under deposit and in general, undertake the operations authorized by law for this type of companies.

The main (corporate) domicile of the Corporation is in the city of Cali and it operates through four (4) agencies and nine (9) offices in different cities of Colombia. It has 295 staff and the following affiliates and financial subsidiaries: Leasing del Valle S.A., Compañía de Financiamiento Comercial, Cofivalle Finance (Bahamas) Limited, a Financial Company abroad, Fiduciaria del Valle S.A. and fourteen (14) affiliates of the real sector.

Based on my functions as Statutory Auditor and the scope of my audit as of December 31, 2003 and 2002, I report that during those years: the Corporation's books were kept according to legal regulations and accounting techniques; the operations recorded in the accounting books and the acts of management were adjusted to the by-laws and to the General Stockholders' Meeting's and Board of Directors' decisions; the correspondence, account vouchers, and the minute and shareholders-registry books were duly kept and preserved; the receivables evaluation and classification, yield accrual and recording of provisions for loan portfolio and foreclosed assets (goods received in dation in payment) were made in accordance with criteria and procedures established in Circular Letter 100 of 1995 issued by the Office of the Superintendent of Banking; the management's report agrees with the basic financial statements, and the contributions to the Colombian Integral Social Security System were accurately and timely made. My evaluation of the internal controls, performed with the purpose of determining the scope of my audit testing, indicates that the Corporation has followed adequate internal control and preservation and custody measures related to its assets and to those of third parties in its possession. I have communicated my recommendations on internal controls in separate reports addressed to Management.

OSCAR DARIO MORALES
Statutory Auditor
Professional Card No. 3822-T

January 26, 2003

CORPORACION FINANCIERA DEL VALLE S.A.

Balances Sheets

(Amounts stated in thousands of Colombian pesos)

	NOTES	As of December 31 2003	2002
Assets			
Cash and equivalent	2 y 4	35,451,272	36,366,396
Interbank funds sold and Repurchase agreements	2 y 5	20,832,387	20,847,382
Investments			
Participative securities	2 y 6	678,793,878	675,348,920
Negotiable in Debt Bonds and "Held to Maturity"	2 y 7	299,152,521	404,907,552
		977,946,399	1,080,256,472
Less - Investment Protection Provision	2 y 8	87,395,512	84,401,847
		890,550,887	995,854,625
Loan Portfolio			
Category A		804,386,814	771,189,624
Category B		62,948,183	83,761,013
Categories C, D and E		89,599,670	90,404,028
	2 y 9	956,934,667	945,354,665
Less - Loan Portfolio Provision	2 y 10	60,220,448	47,803,289
		896,714,219	897,551,376
Accounts Receivable, Net	11	38,021,211	39,119,885
Term and Forward Contracts	12	17,117,184	7,636,681
Realizable Goods and Foreclosed Assets, Net	2 y 13	11,884,686	35,815,506
Property and Equipment, Net	2 y 14	13,147,771	13,979,435
Other Assets, Net	2 y 15	79,737,233	71,643,676
Asset Appraisal, Net	2 y 16	156,763,228	110,523,073
Total Assets		2,160,220,078	2,229,338,035
Contingent and Memorandum Accounts	2 y 26	8,226,116,853	7,346,512,805
Liabilities and Stockholders' Equity			
Deposits and Call Moneys	17	779,803,264	880,935,761
Interbank Funds Purchased and Repurchase Agreements	18	178,687,893	173,961,375
Bank Loans and Other Financial Obligations	19	712,482,795	738,945,553
Accounts Payable	20	22,522,946	25,374,986
Outstanding Investment Securities	21	8,131,000	8,145,000
Other Liabilities	23	30,174,901	32,026,771
Total Liabilities		1,731,802,799	1,859,389,446
Stockholders' Equity			
Subscribed and Paid-In Capital	24	860,243	660,243
Retained Earnings (Accumulated Deficit)			
Appropriated	25	215,048,741	195,248,741
Non-Appropriated (Deficit)		(25,291,701)	(16,493,012)
Surplus from:			
Equity reappraisal		81,036,768	81,036,768
Non-Realized Accumulated Losses - Participative Securities		-	(1,027,224)
Asset Appraisal, Net		156,763,228	110,523,073
Total Stockholders' Equity		428,417,279	369,948,589
Total Liabilities and Stockholders' Equity		2,160,220,078	2,229,338,035
Contingent and Memorandum Accounts	26	8,226,116,853	7,346,512,805

The accompanying notes are an integral part of these financial statements.

AMALIA CORREA YOUNG
(*) Legal Representative

LUIS ALFONSO CANCINO L.
(*) General Accountant
T.P. No. 59432-T

OSCAR DARIO MORALES R.
Statutory Auditor
Member of Deloitte Colombia Ltda
T.P. No. 3822-T
(See Attached Report)

(*) The undersigned Legal Representative and Accountant do hereby certify that we have previously verified the representations contained in these financial statements and that the same have been truly taken from the accounting books

CORPORACION FINANCIERA DEL VALLE S.A.

STATEMENTS OF INCOME

(Amounts stated in thousands of Colombian pesos, except net profit or loss per share)

	Notes	For the years ended as of December 31 2003	2002
Revenues			
Interest			
Loan portfolio		88,998,137	97,210,362
Interbank funds sold and resale agreements, and other		3,966,337	7,472,950
Valuation of Investments, net		76,017,528	41,593,879
Valuation of derivatives, net		18,869,987	13,155,325
Dividends		24,140,939	27,283,421
Exchange difference, net		(6,448,809)	18,334,962
Commissions		13,074,505	11,926,696
		218,618,624	216,977,595
Expenses			
Interest :			
Fixed-term deposit certificates		78,233,657	89,862,709
Bank credits and other financial obligations		48,591,064	56,973,657
Outstanding bonds		827,469	986,907
Interbank funds purchased and repurchase agreements			
Savings deposits and other		13,422,361	11,287,814
Commissions		3,329,402	13,031,787
		144,403,953	172,142,874
Net revenues		74,214,671	44,834,721
Recovery of loan portfolio, net		12,413,869	(9,032,785)
Provision for accounts receivable, net		3,369,458	6,021,094
Recovery (Provision) of investments, net		6,068,377	20,919,121
Provision (Recovery) of foreclosed assets and trust rights, net		7,187,886	5,488,845
		29,039,590	23,396,275
Net income after provisions for loan portfolio, accounts receivable, and investments		45,175,081	21,438,446
Profit on sale of investments		(1,646,426)	23,951,468
Other (expenses) revenues, net	27	326,311	(4,079,817)
Personnel expenses		18,178,192	17,999,096
Administrative and other expenses	28	26,351,463	32,604,013
Loss before income tax provision		(674,689)	(9,293,012)
Income tax provision	22	8,124,000	7,200,000
Net loss		(8,798,689)	(16,493,012)
Net loss per share (in Colombian pesos)		(118.33)	(249.80)

The accompanying notes are an integral part of these Financial Statements.

AMALIA CORREA YOUNG
(*) Legal Representative

LUIS ALFONSO CANCINO L.
(*) General Accountant
T.P. No. 59432-T

OSCAR DARIO MORALES R.
Statutory Auditor
T.P. No. 3822-T
Member of Deloitte Colombia Ltda
(See attached report)

(*) The undersigned Legal Representative and Accountant do hereby certify that we have previously verified the representations contained in these financial statements and that the same have been truly taken from the accounting books

CORPORACION FINANCIERA DEL VALLE S.A.

STATEMENTS OF CASH FLOWS

(Amounts stated in thousands of Colombian pesos)

	For the years ended as of December 31, 2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss of the period	(8,798,689)	(16,493,012)
Adjustment to reconcile the net (loss) of the year with the net cash provided from operating activities		
Recovery of provision for loan portfolio, net	12,413,869	(9,032,785)
Provision of accounts receivable, net	3,369,458	6,021,095
Recovery (Provision) of Investments, net	6,068,378	20,919,121
Provision (Recovery) of other assets and foreclosed assets, net	7,199,584	5,471,365
Depreciation	1,095,415	1,259,576
Accumulated, unrealized losses - high or medium marketability securities	1,027,224	-
Net Loss Depurated	22,375,239	8,145,360
(Increase) Decrease in accounts receivable	(2,270,784)	(12,680,711)
Decrease in other assets	(13,461,206)	1,352,821
Decrease in account payable	(2,852,041)	(6,835,708)
(Decrease) Increase in other liabilities	(1,851,869)	(1,484,767)
Accumulated, unrealized losses - high or medium marketability securities	-	(1,027,224)
Net cash /used in) provided by operating activities	**1,939,339**	**(12,530,229)**
CASH FLOWS FROM INVESTING ACTIVITIES		
(Increase) Decrease in loan portfolio	(11,576,711)	(25,982,221)
Decrease of interbank funds sold and resale agreements	14,995	375,722
Increase of property and equipment and foreclosed assets	19,470,561	(3,149,922)
Purchase of investments	(34,451,355,193)	(21,075,961,853)
Sale of investments	34,541,110,050	20,938,971,710
Sale of property and equipment and foreclosed assets	2,364,573	6,969,494
Net cash (Used in) provided from investing activities	**100,028,275**	**(158,777,070)**
CASH FLOWS FROM FINANCING ACTIVITIES		
Increase in deposits and call moneys	(101,132,498)	165,002,660
Increase in interbank funds purchased and repurchase agreements	4,726,518	48,569,120
(Decreases) Increase in bank loans and financial acceptances	(26,462,758)	(36,353,286)
Increase in capital	20,000,000	-
Decrease in outstanding investment securities	(14,000)	(1,849,000)
Net cash provided from financing activities	**(102,882,738)**	**175,369,494**
Increase in cash and equivalents	**(915,124)**	**4,062,195**
Cash and equivalents at beginning of period	**36,366,396**	**32,304,201**
Cash and equivalents at year end	**35,451,272**	**36,366,396**

The accompanying notes are an integral part of these financial statements

2. MAIN ACCOUNTING POLICIES AND PRACTICES

The Corporation's financial statements have been prepared according to the instructions and accounting practices established by the Office of the Colombian Superintendent of Banking (hereinafter, the Superintendency), and in those parts not provided for therein, according to generally accepted accounting principles established in Decree 2649 of 1993. Certain accounting principles applied by the company that agree with generally accepted accounting principles in Colombia, may not conform to generally accepted accounting principles in other countries.

The Corporation's main accounting policies and practices are summarized below:

a) Accounting System

The Company uses the accrual basis accounting system according to which revenues and disbursements are recorded when accrued regardless of whether they are collected or paid in cash.

Revenues, costs and expenses are recorded on an accrual basis, except as established by the Office of the Superintendent of Banking in Circular letter 011 of 2002, with respect to the interest revenue that they do not accrue on commercial portfolio past due in excess of three (3) months. This interest is credited to revenues when collected.

Prepaid interest and commissions are recorded as deferred income.

b) Translation of Foreign Currency Transactions and Balances

Foreign currency transactions and balances are translated into Colombian pesos at applicable market representative exchange rates, certified by the Superintendency. The market representative exchange rate certified by the Superintendency for the US Dollar was Col$ 2,814.89 and Col$ 2,306.90 per US$ 1, as of December 31, 2002 and 2001, respectively.

At each exercise closing, foreign currency balances are adjusted at the market representative exchange rate, and the difference is reflected on the respective asset, liability and income statement accounts.

c) Cash and Equivalents

Record high-liquidity resources of the Corporation such as: Cash, deposits in the Central Bank, local and foreign currency deposits in local and foreign banks and other financial institutions.

Likewise, bank current-account overdrafts become obligations in favor of the respective bank establishment and are reflected in the "bank current-account overdrafts" liability account.

The value of checks uncollected after six (6) months of being written by the Corporation is reclassified to the "uncollected, written checks" liability account.

As per instructions received from the Superintendency, to cover for eventual losses generated by bank reconciliation items pending clarification, the financial entities have to provision the extracted-not recorded debit notes and the recorded-not extracted credit notes that have stayed in these reconciliations for more that thirty (30) days if denominated in local currency, and sixty (60) days if denominated in foreign currency.

d) Interbank Funds Sold and Resale Agreements – Interbank Funds Purchased and Repurchase Agreements

The above items include: (a) the placements that the Corporation makes in other bank institutions using its excess liquidity during a maximum thirty- (30) day term, and (b) the placements received by the Corporation from other financial institutions under the same circumstances. The yields from interbank funds sold or purchased are credited or charged to operations according to the case as they are being accrued.

Placements made under the modality of guarantee resale agreement, denominated "Investment resale agreements or traded receivables" are recorded in the asset, when the Corporation is the creditor and in the liabilities, under the caption "investment repurchase agreements or traded receivables", when the Corporation is the debtor. The difference between the value initially given or received and the value finally received or given is recorded as revenue or expense, as applicable, taking into account accrual norms.

e) Investments

Starting on September 1, 2002, the Corporation assesses, classifies, provisions and records investments as provided for in External Circular Letter 033 issued by the Superintendency, except what refers to provisions or losses due to the credit risk rating, for non-rated securities and non-rated issuers, which is being made according to the provisions of External Circular Letter 070 of September 28, 1998, in force until August 31, 2002 and applicable until the Superintendency approves the model that the Corporation presented denominated Investment Risk Management System. External Circular Letter 033 establishes the following classification for all investments: negotiable, available for sale, and held to maturity. In turn, negotiable and "available for sale" investments are classified as debt securities and participative securities (fixed yield) (shares and bonds convertible into shares), according to the characteristics or conditions of each investment of which the security is a part, as follows:

1. Negotiable investments are every security acquired with the main purpose of obtaining profits from short-term price fluctuations.

2. "Held to Maturity" investments are securities for which there is a serious purpose and the legal, contractual, financial and operating capacity of keeping them until the expiration of its maturity or redemption date. No liquidity transactions can be performed with this type of investments, except for exceptional cases determined by the Superintendency.

3. "Available for sale" investments are securities not classified as negotiable or "held to maturity" an d respect of which there is the serious purpose and the legal, contractual, financial and

operating capacity of keeping them at least one (1) year as from the first day they were first reclassified, or when they were reclassified as "available for sale" investments.

The Corporation evaluated, classified and recorded investments during 2001 and until August 31, 2002, as per the provisions of Chapter I of External Circular Letter 100 of 1995 issued by the la Superintendency.

These norms established the classification of investments into negotiable, non-negotiable, and "held to maturity", according to the conditions or characteristics of the investment type of each security as follows:

1. Debt investments or incorporating debt rights (Fixed-Yield), with maturity greater than or equal to one year as from the purchase date, for which the Corporation has the capacity and intention of maintaining them to maturity, are classified as up-to-maturity investments. These investments are initially recorded by their acquisition cost and are valued on a monthly basis based on the internal rate of return of each security calculated at the purchase date. The resulting adjustment is carried to operations.

2. Investments in stock or capital shares (variable-yield) that the Office of the Superintendent of Securities shall consider as high or medium marketability, for which the Corporation has the capacity and intention of maintaining them at least during three (3) years, are classified as permanent investments. These investments are initially recorded at cost and are adjusted on a monthly basis to their market value. Their market value is determined based on the average price listing in the stock exchanges during the last ten (10) and maximum ninety (90) days, taking into account certain parameters established by the Superintendency. If market value is greater than the cost for which the investment is recorded, the difference is recorded as appraisal surplus. Otherwise, the difference will first affect the appraisal surplus of the respective investment until exhausting it and, thereafter, the difference will be recorded as a negative appraisal of the respective investment within the Corporation's equity. Dividends or profits received in kind are credited to the statement of income when related to profit distribution. Reappraisal capitalization does not affect the statement of income. It is recorded in memorandum accounts.

3. Investments in stock or capital shares (variable-yield) considered low or minimum marketability, not listed in stock exchanges markets and maintained with the purpose of having direct or indirect control of another entity, and forced (fixed-yield) are classified as non-negotiable investments, the latter at the Corporation's decision. Variable-yield investments are recorded ad cost plus the value of dividends decreed in shares, both adjusted for inflation as from January 1, 1992 and until December 31, 2000. If the book value of investments is greater than the intrinsic value, determined based on financial statements up to one (1) year old, a provision equivalent to the difference is constituted and charged to operations. The latter, except for the investments made in pension and severance fund administrating companies, the difference of which could be recorded as investment negative appraisals in the stockholders' equity during the first five (5) years of having been acquired. Their income is recognized based on dividends accrued in cash or in stock. Dividends coming from the distribution of the "equity reappraisal surplus" account does not affect the statement of income. Fixed-yield investments are recorded at cost amortized for premiums and discounts.

4. Investments not meeting any of the aforementioned characteristics are classified as negotiable investments. These investments are initially recorded at cost, and adjusted at their market value on a monthly basis; the resulting adjustment is carried to operations. The market value of fixed-yield investments is determined by estimating the present value of future capital and interest flows discounted at a market interest rate calculated according to certain parameters established by the Superintendency, which includes the premium associated due to the solvency risk of the security issuing entity. For variable-yield investments the market value is determined as indicated in numeral 2 above. Negotiable investments made in stock have not been subject to inflation adjustments or dividend accrual. With the profit obtained in the valuation at the accounting exercise closing, that should correspond to revenues not-fiscally realized in the terms of Article 27, and other Tax Statute concordant norms, it is constituted a reserve denominated "reserve for valuation of negotiable investments", which is affected when profits are capitalized or the revenue is fiscally realized.

The difference between the acquisition cost of stock investments that according to current norms in force should imply control under the terms established in the commercial legislation, and the book value of net assets acquired shall be recorded as "Mercantile Credit" (goodwill) either as deferred asset or liability, as applicable, and shall be amortized over a term not to exceed ten (10) years. It will be determined when the Corporation shall acquire the control thereon.

g) <u>Loan portfolio, Provisions for Loan portfolio and Accounts Receivables</u>

Loans are recorded based upon their nominal value and, together with other balance sheet items that refer to credit operations, are classified according to bank regulations as housing (mortgage), consumption, micro-credits, and commercial.

When External Circular Letter 011 of 2002 issued by the Superintendency entered into effect, it established the general principles and criteria that the entities under its surveillance have to adopt in order to keep adequately assessed the credit risks implicit in credit assets. It defines credit modalities, and determines credit ratings according to the risk perception they should have.

Likewise, it established that adequate credit risk management has to be maintained. For that purpose, the entity has to develop a credit risk management system (SARC, for its Spanish initials), stating clear and precise policies defining the criteria under which the Corporation has to assess, rate, and control credit risks. Also, it defined the corporate/control government instances that have to adopt the policies and mechanisms necessary to assure strict compliance with the minimum instructions established.

Credit risk is the possibility of incurring losses or decreasing its assets value as a result of the debtors' untimely or non-perfect compliance with the agreed-upon terms.

On a permanent basis, the Corporation assesses credit risk and the payment capacity of its respective debtors, at the moment of granting the credits and throughout their life.

Taking into consideration the factors established in the aforementioned Circular Letter, the methodologies, credit risk assessment criteria, the measuring of the respective expected losses,

and the grounds to determine provision level, were presented to the Superintendency within the terms stated in the chronogram.

Loan portfolio is classified in the following four (4) modalities: 1) Housing (mortgage), which includes those granted to individuals and destined to the acquisition of new or used housing, or the construction of the individual housing. 2) Consumption, which includes those granted to individuals with the purpose of funding the acquisition of consumption goods or the payment of services for non-commercial or non-business purposes, regardless of their amount. 3) Micro-credit, which includes those granted to micro-companies (small companies) with an indebtedness balance with the respective entity not to exceed twenty-five (25) minimum legal monthly wages, and 4) Commercial, which includes all loans other than housing (mortgage), consumption and micro-credits.

After having duly analyzed and weighted the criteria to assess the credit risk, all loans have to be classified and their balance pending payment net of guarantees should be provisioned into one of the following categories:

Category "A", normal risk: credits that reflect appropriate structure and attention, and have updated financial information that indicates adequate payment capacity to attend required payments.

Category "B", acceptable risk: credits that are acceptably attended and protected, but there are potential weaknesses that might affect, temporarily or permanently, the debtor's capacity of payment in such a way that, if not timely corrected, would affect the normal collection of the credit. In any event, the following objective conditions are sufficient to compulsorily classify in this category: whenever there is between 2 and 5 past due months in housing loans; between more than 1 and up to 2 months past due in consumption loans; between more than 1 and up to 2 past due months in micro-credits; between more than 1 and up to 3 past due months in commercial loans. They must keep a provision at least 1%.

Category "C", deficient: credits with acceptable risk that present insufficiencies in the debtor's capacity of payment, which compromises the normal collection of the obligation in the terms agreed to. In any event, the following objective conditions are sufficient to compulsorily classify in this category: whenever there is between more than 5 and up to 12 past due months for housing (mortgage) loans; between more than 2 and up to 3 past due months for consumption loans; more than 2 and up to 3 past due for micro-credits, and between more than 3 and up to 6 past due months, for commercial loans. They must keep a provision of at least 20%.

Category "D", difficult collection, with significant risk: credits which have any of the characteristics of the deficient credit, but in a greater degree, so that the probability of collection is highly doubtful. In any event, the following objective conditions are sufficient to compulsorily classify in this category: whenever there is between more than 12 and up to 18 past due months, for housing (mortgage) loans; between more than 3 and up to 6 past due months for consumption loans; between more than 3 and up to 4 past due months, for micro-credits; and between more than 6 and up to 12 past due months, for commercial loans. They must keep a provision of at least 50%.

Category "E", unrecoverable credit deemed uncollectible: In any event, the following objective conditions are sufficient to compulsorily classify in this category: whenever there is between

more than 18 past due months, for housing (mortgage) loans; more than 6 past due months for consumption loans; more than 4 past due months, for micro-credits; and more than 12 past due months, for commercial loans. They must keep a provision of at least 100%.

Likewise, rating guideline rules were established. Whenever a supervised entity should rate with "B", "C", "D" or "E" any credit of a debtor, it must take all other loans of the same modality granted to such debtor to the highest risk category. The other financial entities that according to pertinent legal norms should consolidate their financial statements, must give the same rating to those credits. The own ratings have to be aligned with those of other financial entities whenever at least two of them should establish a greater risk rating and when their financial claims should represent at least twenty percent (20%) of the value of the respective credits as per the last information available from risk centers. In this case, the maximum discrepancy admitted will be one rating level.

Collaterals only support the loans principal amount. Consequently, the balances pending amortization of credits secured with adequate collaterals are provisioned in the respective percentage according to credit rating, by applying that percentage to the difference between the unpaid balance and 70% of the collateral. Notwithstanding, depending upon whether or not it is a mortgage guarantee and the past due time of the respective credit, for the constitution of provisions only the following percentages of total guarantee value are considered:

Non-Mortgage Collateral	
Past Due Time of Credit	**Percentage**
0 to 12 months	70%
More than 12 months to 24 months	50%
More than 24 months	0%
Adequate Mortgage Collateral Trusts	
Past Due Time of Credit	**Percentage**
0 to months	70%
More than 18 months to 24 months	50%
More than 24 months to 30 months	30%
More than 30 months to 36 months	15%
More than 36 months	0%

No interest, monetary correction, exchange rate adjustment or other revenues are accrued when a credit is past due in excess of 4 months (for housing), 2 months (for consumption and micro-credits), and 3 months (for commercial).

Likewise, this Circular Letter contemplates special rules and criteria for restructured loan re-rating. That consists of the modification of the initially agreed-to credit conditions, through any mechanism, by celebrating any legal business to allow the debtor the adequate attention of his obligation. For the above purposes, novations are considered restructurings. Before a credit restructuring, it should be established that the credit shall be recovered under the new conditions. These credits can improve rating after being restructured only when the debtor demonstrates a regular and effective payment behavior.

Until December 2001, loans were classified as follows:

Commercial Loans

Until December 31, 2001, all loans not classified as housing (mortgage) whose amount at the moment of granting them should not exceed three hundred (300) minimum legal monthly wages, were classified as consumption loans, and the rediscounted loans, denominated in foreign currency and those not classified as housing, that regardless of their amount, should have a mortgage guarantee, were classified as commercial loans. Provisions are charged to operation if there are doubts about the recoverability of the loans and interest, according to a methodology established by the Superintendency, and whenever the Superintendency so specifically requires it.

Based upon Superintendency regulations, it is required for the Corporation to make a complete evaluation of its commercial loans every year at least during the months of May and November, as well as a monthly update on new loans, and restructured loans, among others.

The provisions resulting from those evaluations must be recorded at the June and December closings, for the May and November evaluations, respectively.

According to the regulations, loans must be rated per risk levels (A- Normal, B- Acceptable, C-Deficient, D- Difficult Collection and E- Uncollectable). Those ratings are established by taking into consideration factors such as the debtor's capacity of payment, determined based upon the financial statements with up to one year of age, debt service history and information from risk data centers. Housing loans and consumption loans are rated on a monthly basis in the same risk levels indicated above, taking into account at least, the past due time of the balances; the resulting provisions are recorded in the same month when the evaluation is carried out.

Once the portfolio of receivables is rated, at least the following credit-protection provisions are constituted:

One percent (1%) of loans not covered with admissible guarantee, the interest and other costs thereof rated "B" (Acceptable).

Twenty percent (20%) of the consumption loans not covered with admissible guarantee, the interest and other costs thereof rated "C" (Deficient) and the commercial and housing loans rated "C" (Deficient) not covered with admissible guarantee. Likewise, one hundred percent (100%) of the interest and other components of commercial and housing loans rated "C" (Deficient).

Fifty percent (50%) of the Commercial, Consumption and Housing loans not covered with admissible guarantee, rated "D" and one hundred percent (100%) of the interest and other costs of the same consumption loans rated "D" (Difficult collection).

One hundred percent (100%) of the loans not covered with admissible guarantee rated "E" (Uncollectible). Whenever there is an admissible guarantee other than a mortgage, after commercial and consumption loans are twelve (12) months past due, and after mortgage-guaranteed loans are more than eighteen (18) months past due, the guarantees are taken by fifty percent (50%) of their value. Likewise, whenever there are mortgage guarantees and the loans are 24, 30 and 36 months past due, the guarantees are taken by 30%, 15% and 0% of their value, respectively.

Loans made clients who are admitted to the process of a deed of arrangement, are immediately rated "E" (Uncollectible) and shall be subject to the provisions defined for this category. Once a payment agreement is produced within the process, the loans may be reclassified "D" (Difficult Collection) and within the subsequent year provisions can be reduced to fifty percent (50%).

Reclassifications to lower risk categories can be subsequently made; provided that all requirements established by the Superintendency are complied with.

The Corporation has to constitute a general provision equivalent to one percent (1%) of total gross receivables. This provision will be constituted in monthly aliquots during thirty-six (36) months as from August 1999 for the commercial and consumption receivables, and as from July 2000, for the housing receivables.

In addition to the above, the additional provisions generated in the application of the risk coefficient, ordered through External Circular Letter 039 of 1999, issued by the Superintendency must be maintained, except if the coverage index for the commercial, consumption and housing receivables is greater than or equal to 85%, 85% and 40%, respectively.

In 2000, the Superintendency issued External Circular Letter 070, which modified the norms for evaluation and rating of receivables with respect to the "dragging" process. This process should be initiated when any of the credits of a certain debtor is rated in category "B". Additionally, this norm modified the methodology to calculate the additional provision and granted term extension and modification of percentages for the determination of the value and coverage of admissible guarantees.

Restructuring of loans for clients with financial difficulties: The loans made to clients with financial difficulties that were restructured by the Corporation, may keep or improve their rating depending, inter alia, upon a) the satisfactory results of the financial study that demonstrates that he will be able to timely attend the payments, b) the constitution of guarantees, and c) that the debtor should have taken equity strengthening actions. Likewise, a restructured loan may only be re-rated into a lower-risk category whenever grace periods lower than or equal to six (6) months are agreed to for the payment of interests. In these latter cases, when the debtor is rated in category "A" (Normal) it will only be possible to reverse the provisions constituted when the first two (2) payments agreed to have been timely complied with.

Once the rating is assigned to the restructured debtor, he may only improve his rating when between the two ratings, he has timely attended two (2) installments.

g) Foreclosed Assets (Goods Received in Payment of Obligations)

Record the value of goods received by the Corporation in payment of unpaid balances of obligations in its favor.

Foreclosed assets represented by immovable assets are received based on a technically-determined commercial appraisal, and those represented by movable assets, shares and participations, based on market value.

The initial record is made with the value determined in the agreement or judicial award. If the foreclosed asset is not in conditions of being sold, its cost is increased by the expenses necessary incurred for such purpose. If between the value for which the good is received and the value of the obligation there is a balance in favor of the debtor, this difference is recorded as an account payable. If the value of the asset is not enough to cover the entire liability obligation, a provision equivalent to the difference is constituted.

External Circular letter No. 034 of 2003, which entered into effect on October 1, 2003, established that the entities under the supervision of the Colombian Office of the Superintendent of Banking (SBC, for its Spanish initials) can design a system for the administration of Foreclosed Assets (BRDP, for the Spanish initials of Goods Given under Dation in Payment) which allows adequately manage the risk of loss related to the realization of those assets.

Taking into account that the Corporation has not presented a model in this respect, BRDP policies will be equivalent to those of the companies that have not presented a model.

- **Constitution of provisions for BRDP immovable assets for entities that do not count with a model approved by the SBC:**

A provision equivalent to thirty percent (30%) of the BRDP's acquisition cost (i.e., the value for which it was received) has to be constituted in monthly aliquots within the year following the reception of the good. This provision has to be increased by monthly aliquots within the second year by an additional thirty percent (30%), until reaching sixty percent (60%) of the BRDP's acquisition cost. Once the legal term for the sale expires without a prorogation having been authorized, the provision must be equal to eighty percent (80%) of the BRP's acquisition cost. If the prorogation is granted, the remaining twenty percent (20%) may be constituted within the term thereof.

When the acquisition cost of the immovable asset is lower than the debt balance recorded in the balance sheet, the difference must be immediately recognized in the statement of income.

When the commercial value of the immovable asset is lower than the book balance of the BRDP, a provision amounting to the difference must be recorded.

- **Rules for the constitution of provisions on BRDP movable assets**

A provision equivalent to thirty-five percent (35%) of the BRDP's acquisition cost has to be constituted within the year following the reception of the good, when referring to BRDP movable assets. This provision has to be increased by an additional thirty-five percent (35%), until reaching seventy percent (70%) of BRDP's book value, before provisions. Once the legal term for the sale expires without a prorogation having been authorized, the provision must be equal to one hundred percent (100%) of the BRP's book value before provisions. If the prorogation is granted, the remaining thirty percent (30%) may be constituted within the term thereof.

When the acquisition cost of the movable asset is lower than the debt value recorded in the balance sheet, the difference must be immediately recognized in the statement of income.

When the commercial value of the movable asset is lower than the book value of the BRDP, a provision amounting to the difference must be recorded.

Without detriment to the provision rules mentioned above, BRDP movable assets that correspond to investment securities have to be valued by applying the criteria contemplated for that purpose in Chapter I of External Circular Letter 100/95, taking into account their classification as negotiable, available-for-sale, or held-to-maturity securities.

- **Rules on the granting of prorogation of the legal term for transfer**

For purposes of the provisions of the final item of numeral 6, Article 110 of the Financial Sector's Organic Statute ("*Estatuto Orgánico del Sector Financiero*" - EOSF, supervised entities may request to the SBC a prorogation for the transfer of the BRDP, which must be presented, in any case, before the expiration of the legal term established.

The respective application should demonstrate that, notwithstanding all management procedures for the transfer were followed, it has not been possible to obtain their sale. In any case, the extension of the term may not exceed two (2) years, as from the expiration date of the initial term, during which period all the labors tending to realize these non-productive assets should be continued.

- **Transition Regime**

Given that according to the new Chapter III of External Circular Letter 100/95, entities may not record valuations on BRDP in the balance, the same should not be applied for purposes of determining provision levels. Accordingly, a maximum term was established (expiring on December 31, 2003) to reverse the amounts recorded corresponding to valuation of those BRDP that they have recorded when External Circular Letter 034/03 entered into effect and to disclose the information corresponding to those valuations in the code enabled for those purposes in memorandum accounts.

Regarding BRDP immovable assets whose reception date at the moment External Circular Letter 034/03 was issued is greater than or equal to two (2) years (current stock), the constitution of provisions must be made as follows:

Entities without model: Entities that do not have a model approved by the SBC, have to constitute an additional provision in monthly aliquots until reaching eighty percent (80%) of BRDP's acquisition cost within a term that expires on December 31, 2005.

Regarding BRDP immovable assets whose reception date at the moment of issuance of this circular letter is between zero (0) and twenty-four (24) months (i.e., those that by virtue of the provision of Article 110 EOSF are within the legal transfer term), must observe the following rules:

Before External Circular Letter 034 of 2003 entered into effect, provisions were regulated by External Circular Letter 046 of 2001, as follows:

Individual provisions must be constituted on all types of foreclosed assets (goods received as payment), equivalent to the maximum expected loss in the subsequent sale starting as from the reception of the asset and, in any event, as from June 30, 2002, provisions for this concept

equivalent to forty percent (40%) of the commercial value must be maintained in the case of immovable assets not devoted to housing, and equivalent to thirty percent (30%) when referring to assets devoted to housing, calculated as follows:

For assets not devoted to housing:

$$\frac{\text{40\% of Commercial Value – Provision Observed}}{\text{Number of remaining months (June 30, 2002)}}$$

For assets devoted to housing:

$$\frac{\text{30\% of Commercial Value – Provision Observed}}{\text{Number of remaining months (June 30, 2002)}}$$

Both the assets devoted to housing and those non-devoted to housing, must be updated according to the provisions of Chapter III of External Circular Letter 100/95. In case the updating value is greater than the book value, the difference will be recorded as valuation surplus.

When the updating value is lower than the book value, the difference will first affect the valuation surplus of the respective immovable asset until exhausting it, and from that point on, it will affect the statement of income on a market-risk provision basis.

h) Banker's Acceptances

Banker's acceptances are securities issued by financial entities to be paid to the beneficiaries within a term not to exceed three hundred and sixty (360) days. They may only be generated in goods export or import transactions or purchase-sale of movable assets inside the country. At the moment the acceptance is issued, the Corporation records their value simultaneously in Assets and in Liabilities. The values recorded in the Assets are assessed for credit risk according to the general procedures of Loan Portfolio Assessment.

i) Fixed Term and Forward Agreements

Valuation and Recording of Derivatives

The Board of Directors is responsible for the establishment and approval of the policies, objectives and procedures for the management of risks that are inherent to operations with derivatives, and it states the criteria under which they should be implemented.

According to Chapter XVIII of External Circular Letter 100 of 1995, the Corporation makes the valuation and recording of derivatives.

Formalization of Derivative Operations:

- Derivatives are financial operations exercised in the future, the conditions of which are

determined by the participating parties. They are formalized in a contract or a letter of commitment duly subscribed, which must expressly have, at least, the rights and obligations of each participating party, as well as manner, time and place conditions for their compliance, countersigned by authorized officers for that purpose, except in the case of operations carried through a Stock Exchange or Futures Exchange subject to the government's supervision, in which case it applies the own regulation of the stock exchange.

- In the case of carrousel operations, the participating parties in each trench of the operation subscribe a contract or letter of commitment.

Existing Risks when conducting Derivative Operations

Derivative operations are financial operations and, as such, are subject to the solvency, market, counterpart, operational and juridical risk evaluation.

Solvency Risk

It is the loss contingency for deterioration in the financial structure of the issuer or guarantor of a security that might generate a decrease in investment value or in the total or partial payment capacity, of the investment yields or principal.

Market Risk

Market risks depend on the asset, rate or reference index behavior. In this respect, derivative products are similar to any other financial product, such as the bonds, or foreign-currency denominated accounts receivable, the value of which depends on the interest and exchange rates. Notwithstanding, the ratios that determined derivative values are generally more complex and less known than those of more traditional financial products.

Counterpart Risk

Throughout the life of a derivative, its economic or market value changes according to the fluctuations of the negotiated financial product, generating profits to one party and losses to the other. Whenever, due to any reason, the party non-favored by the derivative's market value evolution does not meet its contractual obligations, a loss will be generated to the other party. The risk of this loss is known as "counterpart risk".

Operating Risk

Operating risks arise form deficiencies in any aspect of the execution of a derivative program. Their causes are similar to those that may occur in the handling of more traditional financial instruments, but due to the complexity of derivatives it is more difficult to prevent them. Among them, we can mention, faults in management contracts, in information systems, wrong liquidations, incompetence, or human errors.

Legal Risks

The accelerated development and constant evolution of derivatives force to operate within a

complex, and often uncertain, legal environment. The legal risk is defined, inter alia, as that which arises from the possibility that the enforceability of contracts representing derivative operations not be recognized. There is no standard fashion to quantify this risk.

Parameters chosen for the Valuation

Derivative valuation methodologies are flexible and try to develop mechanisms for the permanent evaluation and control of specific risks of those operations.

The parameters chosen must be kept during the fiscal term. If those parameters are to e modified, the entity has to report that to the Superintendency at least one (1) month in advance.

Time Limit to Perform Derivative Transactions

All derivative transactions must be carried over a term greater than three (3) business days from the date agreed to as the start of the transaction and the date of completion or liquidation, except for those purchase and sale transactions of foreign currency regulated by the Board of Directors of the Central Bank in Resolution 4 of 1999, in which the completion date for their execution shall be within the immediately following two (2) business days.

j) Property, Equipment and Depreciation

Property and equipment are recorded at cost, and from January 1, 1992 to December 31, 2000, were adjusted for inflation on a monthly basis. Sales and retirements of such assets are discharged at their respective net adjusted book value and the differences between sales price and net adjusted book value are carried to operations.

The depreciation of property and equipment is calculated using the straight-line depreciation method based on the useful lives thereof at the following annual rates: five percent (5%) for buildings (horizontal property offices), ten percent (10%) for furniture and fixtures, and office equipment; and twenty percent (20%) for vehicles and computer equipment.

Disbursements corresponding to improvements the purpose of which is to increase the efficiency or the useful lives of assets, as well as the incorporations carried out, are capitalized. Disbursements made to attend their maintenance and repair, related to their preservation, are recorded as expenses of the period where produced.

k) Other Assets, Net

This caption mainly represents monetary items such as interest accrued on financing and advances, interest in legal tender (local currency), insurance and prepaid leases that are amortized as accrued. This caption also includes certain items such as implements and stationery, which are amortized based on their actual consumption.

Further, it includes the rights generated by virtue of mercantile trust agreements that give the Trustor or beneficiary the possibility of exercising them according to the constitutive act or the law.

Trust rights were adjusted for inflation until December 31, 2000 according to the nature of the good transferred.

According to the asset type, they are subject to the rules for provision evaluation and constitution as well as for the legal limits.

l) Asset Appraisal (Negative Appraisal), Net

The appraisals (negative appraisals) of certain assets, which increase or decrease stockholders' equity are determined by: a) excess from commercial appraisals performed by independent appraisers, over the net book adjusted value of properties; b) for "available-for-sale investments" in low or minimum marketability participative securities or not quoted in the exchange market. If the market value or the investment value updated with the participation corresponding to the investor is greater than the recorded value of the investment, the difference must first affect the provision or negative appraisal until exhausting it, and the excess is recorded as an appraisal surplus. If this value is lower, the difference must first affect the appraisal surplus of the respective investment until exhausting it and the excess has to be recorded as a negative appraisal of the respective investment; c) with respect to foreclosed assets received, appraisals are recorded only within the terms established for the transfer of those assets, which revert when the foreclosed asset is subject to provision, pursuant to the norms mentioned on foreclosed assets.

m) Deferred Income

Deferred income mainly corresponds to interest and commissions received in advance from clients, on account of Credit Receivable operations. This interest is amortized to operations based on its accrual.

In those cases when as a result of restructuring or any other agreements it is contemplated the capitalization of interest recorded in memorandum accounts or of written-off portfolio balances including principal, interest and other concepts, as well as the interest generated in the future for these concepts, they will be recorded as deferred credit and proportionally amortized to the amounts actually collected.

n) Labor Liabilities

Labor liabilities (obligations) are recorded on a monthly basis and are adjusted at the end of each year based upon legal provisions and labor agreements in force.

o) Retirement Pensions

The Social Security Institute (ISS) and other entities authorized by law (since 1994) receive contributions from the Corporation and its employees, to assume most part of the retirement pension liability of those employees. The Pension liability directly assumed by the Corporation and corresponding to old personnel is recorded based upon actuarial estimates.

The actuarial study that was used to established the reserve amount corresponding to 2003, contemplated changes introduced by Decree 2783 of December 20, 2001.

p) Income Tax

The income tax expense is determined based on taxable income or presumptive (minimum taxable) income, whichever is greater. The corresponding tax rates are applied on the latter amount. The Corporation is currently paying taxes based on presumptive (minimum taxable) income calculated over net taxable equity.

q) Premium in Placement of Shares (Additional Paid-In Capital)

The premium in the placement of shares (additional paid-in capital) is credited to the legal reserve, which is part of retained earnings.

r) Contingent and Memorandum Accounts

The following items are recorded as contingent accounts: the amounts of loans granted but not disbursed; endorsements and guarantees granted; call (purchase) options and put (sale) options of Colombian pesos, foreign currency and other contingent liabilities; papers and securities received and sent for collection; goods and securities received as collateral; goods and securities received and given under custody; written-off assets; past due uncollected interest on Loan portfolio and Consumption Receivables; as well as those corresponding to the credits rated in different categories; written-off assets and other securities. Memorandum accounts also include the differences between fiscal values of assets, liabilities and equity, and the inflation adjustments of book balances and the fiscal value of assets and equity.

s) **Statements of Cash Flows**

As provided by Article 120 of Decree 2649, the Corporation prepares the statements of cash flows using the indirect method, which includes the reconciliation of the net profit (or loss) of the year and the net cash provided by operating activities.

t) **Net Loss per Share**

The net loss per share is calculated by dividing the net loss of the year into the weighted average number of subscribed and paid-in outstanding shares during each year.

u) **Statements of Changes in Financial Position**

Through External Circular Letter 067 of December 28, 2001, the Superintendency eliminated for all financial entities the inclusion of the statement of changes in financial position among the basic financial statements.

v) **Consolidation**

According to legal norms, the accompanying financial statements do not consolidate assets, liabilities, equity and revenues of subordinated companies in which the Corporation has a share in excess of fifty percent (50%) of the subscribed and paid-in capital. These financial statements, considered to be for general purposes, are presented to the General Stockholders' Meeting and serve as basis for the distribution of dividends and other appropriations. However, due to legal requirements the Corporation is additionally obliged to file consolidated financial statements to the General Stockholders' Meeting for their approval.

3. CHANGE IN ACCOUNTING POLICIES

The norms established by the Superintendency, which are generally accepted for entities under its supervision, present certain differences with the generally accepted accounting principles in Colombia that are applicable to merchants. The main differences are:

a) **Investments**

Investment Valuation

As explained in Note 2, pursuant to instructions of the Colombian Office of the Superintendent of Banking through External Circular Letter 33 of 2002, it was modified the classification and valuation of the private debt securities, and internal public debt securities, other than the TES, as from June 6, 2003, it was determined to normalize all the investment portfolio. The latter fully establishes a regulatory framework on accounting and valuation practices of supervised entities' portfolios. This normative change did not produce any effect on the Company's statements of income.

b) Foreclosed Assets (Goods received as Dation in Payment)

As explained in Note 2, and pursuant to instructions of the Colombian Office of the Superintendent of Banking included in External Circular Letter 034 of 2003, the rules for the constitution of provisions on foreclosed assets were modified. This change affects the comparability of the financial statements. The amount recorded in provisions as a result of this modification was $789,808.

4. CASH AND EQUIVALENTS

The Corporations available resources are high-liquidity resources. The only funds subject to restriction are the deposits in the Central Bank, which according to External Resolutions 028 of 1998, and 19 and 22 of 1999 issued by the Board of Directors of the Central Bank, establish that the financial entities have to constitute deposits in such Bank on a cash-reserve basis as a protection for each deposit or call money in the percentages established in the aforementioned resolutions.

	2003	2002
Legal Tender		
Deposits in the Central Bank	21,037,190	16,189,549
Deposits in other local banks	13,449,626	18,374,026
	34,486,816	34,563,575
Foreign currency		
Cash	12,624	21,000
Central Bank	14,878	14,918
Foreign correspondents	762,207	1,784,383
Remittances in pending	174,981	-
	964,690	1,820,301
	35,451,506	36,383,876
(-) Provision	(234)	(17,480)
	35,451,272	36,366,396

There are no additional restrictions for the use of cash and equivalents.

Bank reconciliations as of December 31, 2003 and 2002, include items with more than 30 days pending, which are duly provisioned for 2003 and 2002.

5. INTERBANK FUNDS SOLD AND RESALE AGREEMENTS

	2003	2002
Investment Resale Agreements	-	825,000
Portfolio Resale Agreements	-	300,000
Interbank Funds Sold	20,832,387	19,722,382
	20,832,387	20,847,382

These funds are used to take advantage of liquidity surpluses and are agreed over a term not to exceed thirty (30) days. Rates used in these transactions during 2003 ranged between 10.4% and 3.90%; and between 15.0% and 3.20% in 2002.

In case of default, the Corporation is supported with the property transfer of the securities negotiated. During the exercises corresponding to 2003 and 2002 no defaults were presented.

6. PARTICIPATIVE SECURITIES

Available for Sale COMPANY		Number of Shares	2003 Rating	Percentage Possessed in 2003	YEAR 2003 Cost Adjusted (1)	YEAR 2003 Market Value	YEAR 2003 Valorization	YEAR 2003 Provisions	YEAR 2002 Cost Adjusted (1)	YEAR 2002 Market Value	YEAR 2002 Valorization	YEAR 2002 Provisions
Acerías Paz del Río		25,669,117	E-100%	0.25%	22,492	834,246		22,492	22,492			22,492
Agrotimbio S.A.		547,005	A	25.35%	1,317,971	1,100,372	(217,599)		1,317,971	1,158,633	(159,338)	
Apex S.A.									18,404,191	19,505,027		2,800,170
Banco Davivienda		19,772	A	0.06%	373,311	356,176		17,135	391,423	322,593		68,829
Banco Popular		14,100	A	0.00%	1,298	700		598	1,298	672		626
Bladex S.A. Clase E (2)		2,070	A	0.01%	57,800	113,778	55,977		59,873	75,041	10,276	
Bladex S.A. Preferidas (2)		39	A		1,095	1,544	449					
C.I. Valle Trade S.A.		739,244	A	94.81%	8,397,792	15,014,741	6,616,949		8,393,618	10,566,700	2,173,082	
C.I. Yumbo S.A.		11,001	A	0.10%	11,311	15,182	3,871		11,311	5,617	(5,694)	
Caliescali.com S.A.		17,520	D -50%	1.74%	17,520	3,574	(6,973)	8,760	17,520	3,391	(5,369)	8,759
Casa de Bolsa S.A.		934,997	A	20.00%	4,292,234	4,385,183	92,949		761,205	1,011,858	250,652	
CFV Bahamas		6,019,000	A	100.00%	16,896,537	18,961,969	2,065,433		16,942,823	16,965,120	22,297	
Cia . de Inversiones del Valle S.A.		136,998,310	B	92.93%	19,247,855	26,647,541	7,399,686		18,683,054	20,551,581	1,868,527	
Cia Agrop. e Ind. Pajonales S.A.		836,160	A	94.51%	22,065,378	49,613,554	27,548,175		22,065,379	48,062,778	25,997,400	
Colmotores S.A.		38,496	A	0.12%	78,936	343,608	264,671		78,936	322,436	243,499	
Colombina S.A.		32,683,321	A	7.59%	14,823,582	12,157,869	(2,665,713)		15,596,215	10,504,746	(5,091,469)	
Comercializadora Fabricato y Tejicondor S.A.									60,446	104,876	64,429	
Compañía Aguas de Colombia S.A.		560,000	D -50%	20.00%	1,096,747	966,974	(17,780)	595,480	1,096,747	1,002,534	(28,823)	595,480
Concesionaria Tibitoc S.A. E.S.P		9,086,933	A	33.33%	9,822,702	13,491,642	3,668,940		8,982,185	12,545,848	2,649,213	
Corporación Andina de Fomento		10	A	0.00%	231,594	313,003	81,409		232,228	305,416	73,187	
Deceval S.A.		11,298	A	3.33%	720,145	1,001,037	280,892		578,596	835,822	257,226	
Desarrollos Empresariales Caucano S.A.												
Desmotadora del Norte de Tolima S.A.		135,356	A	54.14%	926,312	4,947,160	4,020,848		1,587,794	7,637,525	6,049,731	
Fiduciaría del Valle S.A.		12,543,714	A	94.49%	10,925,802	16,738,332	5,812,530		10,925,802	15,748,507	2,883,154	
Futbolred.com S.A.		90,000	A	30.00%	331,593	72,798	(258,794)		331,593	331,592	(177,812)	
Hoteles Estelar de Colombia S.A.		24,100,708	A	84.26%	40,297,617	76,566,985	36,269,368		40,297,617	70,611,218	30,313,602	
IBC Solutions		2,274,758	A	27.80%	6,385,701	5,517,884	(867,817)		3,711,016	3,711,016		
Inducarbon S.A.		2.528	E-100%	0.09%	1,121	576		1,121	1,121	871		1,121
Industrias Lehner S.A.		87,466	B	0.56%	102,777	70,061	(32,716)		102,776	89,361	(13,416)	
Ingenio La Cabaña S.A.		535,436	A	2.53%	6,323,852	7,511,380	1,187,528		6,323,852	7,504,080	1,180,227	
Inmunizadoras Unidas S.A.		1,964,600	D -50%	49.99%	87,146	1,302,785	564,247		87,146	1,197,620	511,664	
Inversiones Holguín Hurtado & Cía S.A.		199,846	C -80%	1.69%	1,036,517	877,138	(47,196)	287,611	1,036,517	859,739	(61,115)	287,611
Inversiones de Energía y Gas S.A	2	413,945	A	48.97%	36,473,223	56,636,757	3,967,837		36,473,223		(2,405,868)	
Leasing del Valle S.A.		56,646,393	A	94.50%	10,769,265	24,523,923	13,754,658		10,769,265	23,787,520	11,827,555	
Lloreda S.A.		392,512,757	C	53.83%	125,700,206	53,338,559	(31,199,020)	51,830,340	125,700,206	59,654,089	(26,146,595)	51,830,340
Mayaguez S.A.		279,846	A	0.58%	683,893	921,012	237,119		683,893	791,791	107,897	
Molino Pajonales S.A.		27,841	A	92.80%	1,571,656	6,704,636	5,132,980		1,571,656	6,111,485	4,539,829	
N. Hurtado & Cía S.A.		2,364,953	C	8.98%	3,414,259	3,763,681	(127,561)	275,754	3,414,259	3,923,131		275,754
Proyectos de Energía S.A. (Pesa S.A.)	2	12,701,237	A	94.32%	116,410,771	116,306,103	8,148,131		116,410,771	(1)		
Pizano S.A.		1,036,665	D -50%	2.00%	1,642,850	1,969,000		658,350	1,642,850	1,819,917		732,891
Prodesal S.A.		31,495,755	A	64.50%	39,019,163	59,838,470	20,819,307		39,019,145	57,919,105	18,899,955	
Prodesal del Cauca S.A.		1,575,895	A	5.40%	254,862	565,195	310,333		254,862	525,057	270,195	
Promotora de Energía y Gas S.A.	2	113,946	A	20.90%	11,619,231	53,408,062	3,741,643		11,619,231			
Proyectos de Infraestructura S.A.		13,514,417	A	29.86%	21,831,536	28,212,427	6,380,891		18,397,616	26,126,526	5,550,976	
Proyectos Energéticos del Cauca S.A.		17,955	A	10.70%	3,177,150	3,571,800	394,650		3,209,888	3,216,867	5,980	
Siderurgica del Pacifico S.A.		1,388,293	A	2.55%	572,425	813,817	241,392		572,425	667,602	95,177	
Sociedad General de Inversiones S.A.		1,890	A	94.50%	1,890	1,890						
Sociedad Hotelera Cien Internacional S.A.		133,393	A	0.39%	59,744	73,133	13,389		59,744	63,012	3,268	
Tablemac S.A.									520,008	520,008		
Telecomunicaciones Satelitales - Telesat S.A.		1,284	A	1.39%	42,554	50,378	7,824		42,554	42,786	232	
Textiles Fabricato Tejicondor S.A.									3,119,907	3,119,907		
Valle Bursátiles S.A.		134,277	A	1.33%	4,467	7,393	2,927		4,467	6,950	2,484	
Valores Cineco S.A.		73,639,104	A	2.85%	1,138,611	1,352,750	214,161					
Valores Diaco S.A.	1	38,299,296	A	2.85%	1,138,611	788,200	(195,014)	155,385	2,391,579	2,236,193		155,385
TOTAL AVAILABLE FOR SALE IN PARTICIPATIVE SECURITIES					541,421,107	671,774,977	123,664,979	53,853,026	553,970,294	442,072,163	81,746,218	56,779,458
Negotiable												
Banco de Bogotá		1,190	A	0.00%	10,234	10,234			8,330	8,330		
Banco de Occidente		342,786	A	0.27%	2,121,838	2,121,838			1,816,766	1,816,766		
Cementos Paz del Río S.A.		96,279	A	0.08%	385,116	385,116			224,342	224,342		
Cementos del Caribe S.A.									90,523	90,523		
Cementos del Valle S.A.		1,059,819	A	0.91%	8,266,631	8,266,631			5,925,219	5,925,219		
Desarrollos Empresariales Caucanos S.A.									1,389,055	1,389,055		274,543
Promigas S.A.		18,645,898	A	14.02%	125,754,089	125,754,089			109,812,760	109,812,760		
Tablemac S.A.		376,818,054	B	2.94%	450,298	450,298						
Coltejer		481,700			15,800	15,800						
Fondos Comunes Ordinarios					324,630	324,630						
Fondos Comunes Especiales					44,135	44,135			2,111,631	2,111,631		
					137,372,771	137,372,771			121,378,626	121,378,626		274,543
TOTAL INVESTMENTS IN PARTICIPATIVE SECURITIES					678,793,878	809,147,748	123,664,979	53,853,026	675,348,920	563,450,789	81,746,218	57,054,001

(1) Company that changed its corporate name, previously Inversiones Mayagüez S.A.

(2) It is valued on an integral fashion with Central Hidroeléctrica de Betania

7. NEGOTIABLE - DEBT SECURITIES AND "HELD TO MATURITY"

	Interest Rate %	2003	Interest Rate %	2002
Negotiable – Debt Securities				
IN LOCAL CURRENCY				
Treasury Bonds - TES	3.19 - 14.99	142,315,317	12.0 - 18.64	194,590,772
Agricultural Development Securities Type A	3.71 - 3.82	7,603,127	3.86 - 4.33	8,608,851
Agricultural Development Securities Type B	5.77 - 5.92	12,988,666	5.81 - 7.47	14,704,854
Fixed Term Deposit Certificates	9.56 - 14.22	2,063,161	7.61 – 16.36	4,839,575
Other securities	0.25 - 11.73	24,048,698	0.71 – 9.32	18,666,466
Bonds issued by Companies	7.11 – 15.85	55,283,262	8.51 – 23.99	54,653,029
Securitization	11.00 – 11.00	2,738,994	12.9 – 18.73	9,085,149
IN FOREIGN CURRENCY				
Bonds Decree 2003		-	7.35	72,366
Bonds Decree 2004	1.42	271,578	5.29	59.654
Bonds Decree 2005		-	7.35 – 11.66	2,029,070
Bonds Decree 2006	3.76	14,749,685	8.14 – 11.07	321,684
Bonds Decree 2007	5.17	3,022,989		-
Bonds Decree 2009	7.37	1,492,483	10.09	609,676
Bonds Decree 2012	8.51	36,471	10.24	2,938,886
Treasury Bonds - TES	3.20 – 4.80	2,689,459	6.98 – 7.61	30,981,177
Securities issued abroad	1.88	8,658,458		11,225,071
Held To Maturity				
IN FOREIGN CURRENCY				
Bonds Decree 2005		-	7.23	30,221,654
Bonds Decree 2007	7.11	21,190,173	7.11	21,299,618
Total without provision		299,152,521		404,907,552

The investments above were classified according to solvency risk in category "A" except Emcali bonds, which are classified in category "E" and fully provisioned. For 2003, it was recorded a $14,164,893-provision for Emcali. Likewise, it was recovered a provision for the reclassification and payment of the Department of Valle and Municipality of Cali amounting to $2,316,709,

For 2002 Emcali, Department of Valle and Municipality of Cali were classified in category "C" and provisioned in $27,347,845.

According to Resolutions 77 of 1990, and 29 of 1991 of the Monetary Board and 28 of 1992, 6, 11 and 13 of 1996, and 3 of 2000 issued by the Board of Directors of the Central Bank, credit establishments have to make mandatory investments in securities issued by the *Fondo para el Financiamiento del Sector Agropecuario FINAGRO.* Likewise, Article 45 of Law 546 of 1999 establishes that all credit establishments are subject to, and obliged to, invest in Debt Reducing Securities ("*Títulos de Reducción de Deuda - TRD*") – in the percentage established by the Law and according to the procedure described for that purpose by the Superintendency in External Circular Letter 053 of 2000.

There are no economic or legal restrictions on the investment portfolio.

8. PROVISIONS FOR INVESTMENTS PROTECTION

As of December 31, the Corporation assessed all its investments according to the Superintendency's solvency risk-related provisions, and it provisioned those rated in categories C, D and E, which correspond to Investments with higher-then-normal risk:

	Rating	Provision 2003	Provision 2002
PARTICIPATIVE SECURITIES			
Appreciable Risk	C	52,936,391	55,811,103
Significant Risk	D	604,240	604,240
Uncollectible	E	23,614	23,614
Other Provisions		288,781	615,045
Total Provisions in Participative Securities		**53,853,026**	**57,054,002**
DEBT SECURITIES			
Appreciable Risk	C	33,542,486	27,347,845
Total Provisions		**87,395,512**	**84,401,847**

9. LOAN PORTFOLIO AND BANKER'S ACCEPTANCES

The balance of loan portfolio as of December 31 included

	2003	2002
Clients	943,003,833	930,940,107
Stockholders and executives	13,930,834	14,414,558
	956,934,667	945,354,665

According to maturity, loan portfolio was classified as follows:

	2003	2002
Commercial portfolio admissible guarantee		
Current	587,301,747	635,553,091
Past due up to 12 months	9,488,889	5,453,405
Past due between 12 and 24 months	-	75,342
Past due in excess of 24 months	5,277,899	6,616,361
	602,068,535	647,698,199

Commercial Portfolio - Other Guarantees		
Current	353,281,946	295,897,282
Past due up to 12 months	1,584,186	1,759,184
	354,866,132	297,656,466
	956,934,667	**945,354,665**

The Corporation's loan portfolio includes loans granted with resources coming from credit quotas, special credit lines, foreign loans, credit lines contracted with international organizations, as well as financial funds managed by the Central Bank.

Collector Operation

Between November 30 and December 29, 1999, and after having been approved by the Superintendency, the Corporation carried out a collector operation, which consists of the medium- or long-term "firm" sale of non-productive assets (portfolio, foreclosed assets, etc.) to an legal person (entity), sometimes formed by the very partners or related parties of the Institution.

The Corporation made portfolio sales equivalent to Col$ 23,816,056, to Invervalle S.A., a company in which the Corporation holds 94.9% of its capital. Sale conditions contemplated a cash payment of Col$ 6,141,086 and a loan equivalent to Col$ 17,674,970 at ten (10) years, principal amortizations in three (3) equal installments as from the seventh year and interest rate of CPI plus one percentage point every two years as from the third year.

There was no provision recovery or profit in the sale of portfolio. The sales price was established as its book value.

This transaction generated revenues for interest accrual on the credit granted that amounted to Col$ 1,175,835 and Col$ 1,343,518, in 2003 and 2002 respectively.

During 2003 and 2002, Compañía Invervalle S.A. paid interest for an amount of Col$ 1,283,071 and Col$ 1,348,056 respectively.

The loan of Compañía Inversiones del Valle S.A. is rated in risk category "B" (Acceptable).

10. LOAN PORTFOLIO PROVISION

The movement in the Loan Portfolio Provision account was as follows:

	2003	2002
Balance at beginning of year	47,803,289	57,523,905
Provision charges to Expenses	14,239,489	9,510.364
Provisions recovery (1)	(1,822,330)	(11,458,974)
Portfolio Write-off	-	(7,772,006)
Balance at year end	60,220,448	47,803,289

(1) For 2002, it mainly corresponds to the sale of Gonzalo Caicedo Toro's receivables for an amount of Col$ 4,060,142, which generated a Col$ 5,665,656 loss that reflects in net exercise results a Col$ 1,605,514 loss; Empresas Municipales de Cali Col$ 5,036,268 for payments received during the year.

11. ACCOUNTS RECEIVABLE, NET

	2002	2001
Interest and Commissions	29,419,597	31,120,133
Dividends and Participations	2,134,996	3,608,464
Payments on behalf of Clients	231,359	329,705
Sale of Goods and Services (1)	8,361,945	2,458,456
Advanced payments of Contracts	185,629	42,107
Others denominated in foreign currency	26,413	384,371
Interest won of titles debt	3,588,885	-
Other minor (2)	3,977,772	7,695,245
	47,926,596	45,638,481
Less: Provision	9,905,385	6,518.596
	38,021,211	39,119.885

(1) They basically correspond to sale operations of the trust rights received in dation in payment of liabilities, as follows: Consorcio Anmis Pijao S.A. amounting to $6,232,880; T.K.F. Engineering & Trading S.A., $655,000; term-sale of shares to Proyectos Energéticos del Cauca, $700,000.

(2) As of December 31, 2003, there are debtors for infrastructure project fees, the most representative of which are: UNP - *Programa para las Naciones Unidas* $706,950 (2002 - $948,249) and *Empresas Públicas de Medellín*, $226,570, (2002 - $301,879). Likewise, Banco de Occidente pending returns on exempt transactions, $471,660 (2002 - $707,934). For 2002, operation for Next Day sale amounting to $2,879,790; Forward Non-delivery transaction with Semek amounting to $982,250, which is provisioned; Productora de Hilados y Tejidos Única receivables received due to the winding up of Constructora Linares Ltda. amounting to $460,982 which is totally provisioned.

The movement of the Accounts Receivable Provision account during the year was as follows:

	2003	2002
Balance at the beginning of year	6,518,596	6,742,205
Provision charged to Expenses	4,562,974	6.353.101
Provision Recoveries	(1,193,516)	(295,865)
Accounts Receivable Write-off	-	(6,280,845)
	9,905.385	6,518.596

12. FIXED TERM AND FORWARD CONTRACTS

	2003	2002
Sales rights	959,125,936	1,099,555,470
Sales obligations	(911,596,729)	(1,130,090,167)
Purchase rights	1,066,674,042	1,194,118,298
Purchase obligations	(1,098,361,591)	(1,156,275,954)
Future sales rights	14,187,800	-
Future sales obligations	(13,966,800)	-
Swap rights	8,481,176,157	2,720,002,559
Swap obligations	(8,480,128,601)	(2,719,665,914)
Call profit on foreign currency	6,040	(7,611)
Put profit on foreign currency	930	-
	17,117,184	7,636,681

List of Comparative Average Balances on Obligations, Rights, Profit and Loss

	Sale	Variation	Purchase	Variation	Sale	Variation	Purchase	Variation
Rights								
Foreign currency	957,426,315	10.33%	877,567,620	7.78%	876,837,797	68.22%	814,205,391	65.92%
Securities	78,109,592	-0.29%	117,914,624	-19.40%	78,336,570	107.18%	146,296,870	23.20%
	1,045,536,907		995,482,244		955,174,367		960,502,261	
Obligations								
Foreign currency	954,988,469	7.44%	884,334,291	11.18%	888,882,050	71.61%	795,423,458	61.27%
Securities	75,556,744	1.68%	117,578,236	-19.44%	74,307,298	108.89%	145,904,245	22.37%
	1,030,545,213		1,001,912,527	6.44%	963,189,343		941,327,708	

	Profit		Loss		Profit		Loss	
Monthly Average Result	17,702,586	-19.81%	16,130,087	-23.12%	22,075,807	255.03%	20,979,530	303.03%

The Corporation has defined that it has to cover its risk for the exchange difference generated from its own position (foreign-currency assets less foreign currency liabilities). This implies making hedging transactions through the realization of forward contracts and derivative operations, whenever the market so merits it. Minimum and maximum terms ranged between 4 and 365 days during the year ended as of December 31, 2003 and between 3 and 489 days during the year ended as of December 31, 2002. The Corporation's management has defined policies, and it has incorporated the functions and procedures manual for the conduction of this type of operations that allow it managing risk in a moderate fashion.

For the realization of forward contracts, guarantees in this type of operations must be recorded in the deposits (other assets) account. See Note 15.

13. REALIZABLE GOODS AND FORECLOSED ASSETS, NET

	2003	2002
Foreclosed Assets (received in dation in payment)		
Immovable goods (1)	31,186,934	59,772,043
Movable goods	1,737,062	106,697
	32,923,996	59,878,740
Foreclosed assets protection provision	(21,039,310)	(24,063,234)
	11,884,686	35,815,506

(1) The decrease was generated by the reclassification of some foreclosed assets (goods received in dation in payment) into other assets. The latter was due to the fact that investment trust were made with the assets for the development of real estate projects.

The Corporation's Management is currently undertaking actions to realize these assets and expects to realize them within the terms that the Superintendency established. The Corporation assigned this task to the Special Banking area for it to undertake all actions necessary to commercialize these assets. For 2003 the provisions of these assets were made according to External Circular Letter 034/03 and for December 2002, they were made according to External Circular Letter 046/01.

The financial cost of possessing these non-productive assets has been estimated in approximately Col$ 5,732,749 in 2003 and Col$ 6,409,478 in 2002.

14. PROPERTY AND EQUIPMENT, NET

	2003	2002
Lands	4,314,588	4,337,650
Offices in Horizontal Property (Property in Condominiums)	13,047,417	13,334,725
Furniture, Fixtures; Office and Computer Equipment	9,306,174	9,595,345
Vehicles	514,517	216,855
	27,182,696	27,484,575
Accumulated depreciation	(14,034,605)	(13,492,663)
Accumulated provision	(320)	(12,477)
	13,147,771	13,979,435

As per requirements of the Office of the Superintendent of Banking, an amount of Col$ 4,305,892 was transfer during 2002 from the realizable assets account to the active property and equipment not being used in the ordinary course of corporate operations and which are for sale.

The Corporation's property and equipment is duly covered against all risks depending on their nature and for amounts that sufficiently cover any loss contingency thereof. Likewise, they are free from any encumbrance.

The appraisals of the assets correspond to those carried in December 2000 and some updated in 2003, corresponding to:

	2003	2002
Lands and Offices in Horizontal Property (Property in Condominiums)	23,389,175	21,915,689
Furniture, Fixtures, Office and Computer Equipment	1,840,485	1,961,566
Vehicles	383,900	158,190
	25,613,560	24,035,445

The valorization effect is as follows:

	2003	2002
Lands and Offices in Horizontal Property (Property in Condominiums)	11,634,914	9,292,298
Furniture, Fixtures, Office and Computer Equipment	710,305	865,652
Vehicles	115,957	112,485
	12,461,176	10,270,435

15. OTHER ASSETS, NET

	2003	2002
Employee and former-employee loans (1)	2,998,010	3.028.184
Tax balances in favor from Advanced payments and Withholdings	-	316,172
Trust Rights (2)	83,442,625	63,661,426
Pre-paid interest and others (3)	2,612,981	12,058,119
Letters of Credit – Deferred payment	1,421,688	-
Others	7,857	4,964
	90,483,161	79,068,865
Provision	(10,745,928)	(7,425,189)
	79,737,233	71,643,676

(1) Includes housing (mortgage) loans for Col$ 1,488,602 (Col$ 1,364,554 in 2002) made to Corporation's employees, backed with a mortgage. According to External Circular Letter No. 100 of the Superintendency, these loans were rated in category "A".

(2) The most representative balances of this account correspond to:

	2003	2002
Real State Development trust (a)	66,177,505	39,568,886
Realizable goods and foreclosed assets trust (b)	8,388,161	15,066,527
Management and Investment sale trust	8,522,498	8,671,552
Portfolio management trust	354,461	354,461
	83,442,625	63,661,426

a) During the year several trusts were made for the development of real estate projects (See Note 13 (1))

b) Variation is generated by the constitution of trusts for the development of real estate projects with foreclosed assets.

16. ASSET APPRAISALS, NET

	2003	2002
Investments		
Valorizations (appraisals)	159,301,161	115,841,714
Negative valorizations (appraisals)	(35,636,182)	(34,095,496)
	123,664,979	81,746,218
Property and equipment, includes Realizable Assets	12,461,176	10,270,436
Trust Rights of Participative Security Investments	20,637,073	18,506,419
	156,763,228	110,523,073

17. DEPOSITS AND CALL MONEYS

	2003	2002
Legal tender (local currency)		
Certificates with maturity lower than six (6) months	347,946,078	482,458,247
Certificates with maturity between six (6) months and less than one (1) year	225,727,976	132,645,385
Certificates with maturity greater than or equal to one (1) year	184,034,732	232,889,240
Savings accounts	20,883,717	29,058,307
Bank overdrafts	971,072	3,460,248
Other deposits	1,139,689	424,334
	779,803,264	880,935,761

Fixed-term deposit certificates in local currency earned annual interests rates that in 2003 ranged between seven point seventy percent (7.70%) and ten point eighty percent (10.80%) and in 2002 ranged between seven point forty-nine percent (7.49%) and thirteen point thirty percent (13.30%). Their maturity is between three (3) months and less than one (1) year; extendible at the depositor's will.

18. INTERBANK FUNDS PURCHASED AND REPURCHASE AGREEMENTS

	2003	2002
Repurchase agreements of negotiated investments	137,055,498	129,074,654
Interbank funds purchased	41,632,395	44,886,721
	178,687,893	173,961,375

These funds are used to attend to transitory liquidity needs and the annual rates ranged between seven point twenty-five percent (7.25%) and ten point sixty and five percent (10.65%), and ranged between four one percent (1.00%) and eleven point eighty-one percent (11.81%) in 2002.

The collateral that guarantees these obligations is represented in voluntary liquidity investments and loan portfolio.

19. BANK CREDITS AND OTHER FINANCIAL OBLIGATIONS

	Annual Interest Rate (%)	2003	Annual Interest Rate (%)	2002
LEGAL TENDER (LOCAL CURRENCY)				
Current				
Finagro (1)	4.35-10.41	28,369,962	7.98-8.82	12,885,505
Banco de Comercio Exterior (Bancoldex) (3)	6.75-10.94	54,780,163	6.54-9.83	86,568,269
Instituto de Fomento Industrial (IFI) (4)	2.30-12.32	1,075,000	2.08-12.53	8,947,000
Findeter	9.19-10.44	478,125	9.05-9.05	451,000
		84,703,250		108,851,774
Non-current				
Finagro (1)	4.35-10.41	100,211,943	7.49-10.06	82,376,868
Banco de Comercio Exterior (Bancoldex) (3)	6.75-10.94	238,544,928	6.54-11.04	185,556,837
Findeter (5)	2.30-12.32	74,433,577	8.98-10.23	61,808,486
Instituto de Fomento Industrial (IFI) (4)	9.19-10.44	9,012,743	2.08-12.53	14,044,246
		422,203,191		343,786,437
Total legal tender (local currency)		506,906,441		452,638,211
FOREIGN CURRENCY				
Current				
Bancoldex (3)	2.78-5.72	70,141,751	2.21-4.13	85,312,217
Financing through acceptances and /or advances	1.68-4.16	58,857,448	1.65-2.88	152,053,439
BID 562	-	-	3.14-3.57	1,010,511
BIRF 3321	2.97-3.51	926,231	2.84-3.66	1,094,472
		129,925,430		239,470,639
Non-Current				
Bancoldex (3)	2.78-5.72	873,345	6.54-11.04	8,135,632
Financing through acceptances and /or advances	1.68-4.16	74,777,579	1.65-5.04	35,914,765
Banco Internacional de Reconstrucción y Fomento (BIRF) (6)	-	-	2.43-3.25	2,786,306
		75,650,924		46,836,703
Total foreign currency		205,576,354		286,307,342
		712,482,795		738,945,553

The Colombian Government has established programs to promote the development of certain economic sectors, including inter alia, foreign trade, agriculture, livestock, tourism and other industries. These programs are managed by the Central Bank and Government entities.

In development of those programs, the Corporation receives the loan application from a client. The Corporation realizes the client's credit analysis according to its credit policies. Once the credit is approved, the Corporation requests to the appropriate government entity the corresponding funds to be given to the clients. These entities disbursed the moneys to the Corporation once the study is elaborated and approved.

The credit risk is fully assumed by the Corporation.

(1) Loan granted by the Corporation through FINAGRO must be devoted to small and medium manufactures to finance working capital and to acquire machinery and equipment to be

applied to the development of agricultural and animal husbandry projects or activities. They are re-discountable by eighty percent (80%) of their value.

(2) Loans granted by the Corporation through the BANCOLDEX line must be destined to the funding of working capital of natural persons (individuals) or legal persons (entities) dedicated to the production and/or commercialization of goods destined to non-traditional exports or to produce raw materials when they participate in joint exports. Likewise, they can be devoted to the capitalization of exporting sector companies that undertake fixed-investment projects. They are re-discountable by eighty percent (80%) and one hundred percent (100%) of their value.

(3) Resources granted through the IFI line may be devoted to fixed investments, working capital and/or entrepreneurial capitalization, not only for the importation of capital goods but also for the development of investment projects that contemplate fixed investments in local-currency and/or working capital, with a term of up to seven (7) years and a flexible grace period, according to exchange norms.

(4) Loans granted by the Corporation through FINDETER must be mainly devoted to social investment of the municipalities. They are re-discountable by sixty-five percent (65%) of their value.

(5) The IBRD line was opened with the purpose of granting credits for the economic development of privately controlled companies through loan covenants signed through the Central Bank. They are re-discountable in eighty, eighty-five or one hundred percent (80%, 85% or 100%) of their value.

As of December 31, the maturity of long-term obligations per years is as follows:

	2003	2002
2003	-	348,322,413
2004	214,628,680	112,961,512
2005	107,331,692	104,025,128
2006	170,172,427	64,604,271
2007	82,946,739	109,032,229
2008 and thereafter	137,403,257	-
	712,482,795	738,945,553

These obligations are backed-up with personal collaterals, corresponding to rediscounted loan portfolio promissory notes granted to clients.

20. ACCOUNTS PAYABLE

	2003	2002
Interest on Bank Credits and other Financial Obligations	5,847,805	6,228,694
Interest on Fixed-Term Deposit Certificates	10,275,764	9,130,926
Outstanding Investment Securities	82,456	82,616
Labor Withholdings and Contributions	1,877,481	1,806,270
Interest from Interbank funds purchased and Repurchase Agreements	93,835	229,146
Other taxes	1,115,016	362,359
Promising Purchasers (1)	1,118,139	1,146,826
Others (2)	2,112,450	6,388,149
	22,522,946	25,374,986

(1) As of December 31, 2003 it consists mainly of partial payments received on the purchase of Proenca S.A. shares by *Ingenio La Cabaña* amounting to $999,920 (in 2002, $600,725). Additionally, as of December 31, 2002 it includes a partial payment received on the purchase of foreclosed asset amounting to $140,000.

(2) As of December 2003, this balance consists of commissions and fees amounting to $140,411; leases, $251,980; suppliers, $173,304; and collections pending to be applied to clients, $683,284. As of December 2002, the balance consists of: the next day sale amounting to $2,814,890 (transaction regulated in Article 4 of Resolution 4 of 1999, issued by the Central Bank's Board of Directors; $1,869,588 owed to the DIAN corresponding to pending installments of the tax on democratic security; and $700,000 to Concesionaria Tibitoc S.A. corresponding to advanced payment received, among others.

21. OUTSTANDING INVESTMENTS SECURITIES

Issue	Amount authorized	Amount Issued	Par Value	Balance as of 31-12-03	Balance as of 31-12-02
1999	100,000,000	100,000,000	1,000	8,131,000	8,145,000
				8,131,000	8,145,000

The interest rate for these securities varies between DTF (Fixed-Term Deposit) and DTF + 6 in arrears or advanced. Maturity terms range between three (3) and five (5) years.

22. INCOME TAX PROVISION

The nominal income tax rate applicable to the Corporation for 2003 and 2002 was thirty-five percent (35%).

The charge to operations corresponding to income taxes was as follows:

	2003	2002
Current	8,124,000	7,200,000

Following, we show the reconciliation between the taxable income and the profit before income taxes, and the determination of the taxes corresponding to the years ended as of December 31:

	2003	2002
Loss before income taxes	(674.689)	(9.293.012)
Plus (less) – Non-deductible provisions, net	6.865.484	3,199,338
Book and fiscal monetary correction	19,509,411	15,253,301
Donations (grants)	35,543	3,205,397
Fixed-Yield Investment valuation, net	(43,284,682)	(17,703,480)
Dividends from negotiable investments, net	(16,337,544)	(19,731,874)
Other	9,413,578	(72.465.241)
Profit in the sale of variable-yield investments	9,972,835	62,690,873
Total Fiscal Loss	(14,500,064)	(34,844,698)
Presumptive (minimum taxable) income (1)	19,214,124	25,686,469
Income tax (on the greater value between Net Income and Presumptive taxable income)	38.5%	35%
Expense – Income tax provision	8,124,000	9,003,802
Less: Discounts	-	1,803,802
Income tax provision	8,124,000	7,200,000

(1) Current fiscal norms establish that 2003 Taxable Income should be at least six percent (6%) of Net Taxable Equity.

The 2002 and 2001 income tax returns are subject to review and acceptance by the tax authorities. The Corporation's management and its legal advisors consider that in case of a review of the income tax returns by the tax authorities, no significant differences will be present with respect to the liabilities constituted.

Tax to Preserve Democratic Security

During 2002, the Corporation paid the first two (2) installments of the Tax to Preserve Democratic Security. It was estimated based upon net equity as of August 2002.

23. OTHER LIABILITIES

As of December 31, the balance of other liabilities was broken down as follows:

	2003	2002
Deferred income (1)		
Balance at beginning of the year	18,026,276	7,745,410
Credits during the year	9,199,251	19,781,891
Amortization credited to revenues	(9,815,743)	(9,501,025)
Balance at year end	17,409,784	18,026,276
Labor Obligations		
Severance	231,477	255,111
Interests on severance	47,120	51,084
Vacations	775,521	838,670
Vacations bonus	179,431	176,258
	1,233,549	1,321,123
Income tax	3,352,816	2,664,432
Other		
Litigation under an executive process (2)	250,000	-
Pension liabilities Caipa	1,020,364	3,736,806
Interest generated in restructuring processes (3)	4,508,290	2,812,329
Industry and Commerce Tax – ICT	601,474	788,491
Other	1,798,624	2,677,314
	8,178,752	10,014,940
	30,174,901	32,026,771

(1) Amortization terms of deferred income corresponding to interest of credits with anticipated modality, portfolio discounts and factoring operations range between 30 and 150 days.

(2) See Note 34.

(3) Corresponds to interest payable by clients which have been capitalized due to restructuring agreements and that as provided by the Superintendency in Circular Letter 100 of 1995, should be amortized to revenues as actually cancelled and collected in cash.

Retirement Pensions

The actuarial estimate study is elaborated according to Decree 2783/01, taking into account a DANE rate equal to fifteen point thirty-three percent (15.33%) and a DTF rate of twenty-three point zero three percent (23.03%).

The number of pensioners that are part of the actuarial estimate is one (1) person (a man), who is a direct pensioner of the Corporation.

The actuary has been fully amortized.

	2002	2001
Total actuarial estimate amount	1,020,364	4,775,257
Period's amortization		
Value of pensions paid during the year	115,374	107,816
Accumulated amortization value	0	0
Amortization percentage	100%	100%

24. SUBSCRIBED AND PAID-IN CAPITAL

As of December 31, 2002 and 2001, the authorized capital of the Corporation includes one hundred million (100,000,000) shares of Col$ 10 par value each. At the closing of 2003 and 2002, the number of subscribed and paid-in shares is 86,024,347 and 66,024,347 respectively and it is broken down into 76,725,353 ordinary (common) and 9,298,994 preferred stock (2002 – 56,725,353 ordinary (common) and 9,298,994 preferred).

By means of Minute 1499 dated June 24, 2003 a $20,000,000 capitalization was approved. For that reason, 200,000 ordinary shares with a Col$ 10 nominal value each were issued. The latter increased subscribed and paid-in capital by $200,000, and additional paid-in capital (premium in placement of shares) by $19,800,000. This capitalization was made in July and August 2003.

Stock with preferred dividend and no voting rights (preferred stock) was placed in 1993 at Col$ 5,000 each. It earns a minimum annual dividend of two percent (2%) on the initial subscription price in Colombian pesos, adjustable each year in an amount equivalent to one hundred percent (100%) of the Consumer Price Index (CPI). In any event the dividend per share paid to this stock may not be lower than that paid to ordinary (common) shares.

As of December 31, capital stock consists of the following:

	2003	2002
Ordinary stock	767,253	567,253
Preferred Stock	92,990	92,990
	860,243	660,243

25. APPROPRIATED RETAINED EARNINGS AND EQUITY REAPPRAISAL SURPLUS

Reserves

	2003	2002
Legal Reserve		
Per net profit appropriation	41,809,447	41,809,447
Per additional paid-in capital (premium in placement of shares)	85,790,200	65,990,200
	127,599,647	107,799,647
Occasional Reserves		
At Board of Directors' disposal	65,606	65,606
Non-distributable – Article 42 Law 75/86	311,792	311,792
Non-distributable – negotiable investments appraisal	87,071,696	87,071,696
	87,449,094	87,449,094
	215,048,741	195,248,741

Legal

According to legal provisions, ten percent (10%) of the Corporation's net income in any accounting period must be appropriated as legal reserve, until the balance of this reserve is equivalent to at least fifty percent (50%) of the subscribed capital. The legal reserve balance may only be reduced to absorb accumulated losses that exceed the total amount of earnings obtained in the respective period and those undistributed retained earnings or whenever the amount so freed is devoted to capitalize the entity through the distribution of stock dividends.

Other Reserves

According to legal norms, a reserve should be made for the earnings obtained from the application of special investment valuation systems at market prices, when the actual revenues should have not been realized.

Occasional reserves created by the Board of Directors for public welfare and donations (grants), and non-distributable (Article 42 Law 75/86) are for the free disposal of the stockholders.

Dividends Decreed

Due to the 2001 losses, the Corporation did not decree dividends. Therefore, the dividend corresponding to 2001 on preferred stock was accumulated to be paid from 2002 profits after devoting to the legal reserve any legally required amount.

Equity Reappraisal Surplus

Until December 31, 2000, inflation adjustments of the equity account balances were credited to this account, charged to operations. The value reflected in this account may not be distributed as profit to the stockholders until the Corporation is liquidated or that value is capitalized.

26. CONTINGENT AND MEMORANDUM ACCOUNTS

	2003	2002
Contingent Accounts - Credit		
Endorsements	2,797,114	3,550,064
Bank collateral	21,330,509	42,876,665
Unused letters of credit	6,704,906	15,955,243
Approved, non-disbursed credits	6,330,442	5,560,409
Obligations in options	111,365,120	714,833
Accumulated dividends preferred stock	13,716,440	12,156,687
Other	9,679,120	3,648,000
	171,923,651	84,461,901
Contingent Accounts – Debit		
Loan Portfolio interests	29,380,189	22,177,427
Rights in Options	111,365,120	707,222
Excess presumptive (minimum taxable) income	152,439,360	152,349,360
Other contingencies	192,608	188,407
Fiscal losses pending amortization	108,157,417	108,157,417
	401,444,695	283,579,833
Memorandum Accounts – Debit		
Goods and securities given as collateral	1,117,287,595	515,893,718
Unpaid negotiated checks	6,828,824	6,839,718
Written-off assets	73,696,326	76,659,807
Capitalized interests – Past Due Loan portfolio	1,028,879	1,898,745
Investment securities not placed	56,870,000	56,870,000
Amortized investment securities	367,569,978	367,555,978
Inflation adjustments – assets	100,393,046	113,694,639
Distribution of Subscribed and Paid-in Capital	860,243	660,243
Loans to stockholders and economically related parties	11,762,973	12,502,481
New agricultural and livestock portfolio loans	-	220,000
Loans to Parent Company, Affiliates and Subsidiaries	3,456,517	6,792,291
Property and equipment fully depreciated	5,615,609	4,682,788
Difference between Fiscal and Book Value of Assets	2,083,761,504	2,083,761,504
Government Guaranteed Securities	230,369,383	290,784,159
Provision for People under Deed of Arrangement	3,938,616	3,999,942
Central Bank-guaranteed securities	101,682	6,341
Securities Accepted by Credit Establishments	9,982,342	8,540,766
Reciprocal operations with parent companies	60,298,900	53,510,578
Reciprocal operations that affect expenses	648,588	548,087
Other memorandum accounts – debit	309,401,266	220,485,239
	4,443,872,271	3,825,907,024
Memorandum Accounts – Credit		
Goods and securities received under custody	60,843,952	60,817,540
Goods and securities received as collateral	37,725,309	61,255,091
Goods and securities received as collateral for future credits	90,180,992	45,072,895
Goods and securities received as admissible collateral	1,226,475,332	1,205,953,363
Collections received	1,344,880	1,914,625
Collateral pending to be paid	1,017,457	16,989,320
Inflation adjustment to equity	212,282,660	185,057,638
Capitalization and reappraisal	131,245,892	131,245,905
Difference between fiscal and book value of equity	394,478,436	394,478,436
Rating of admissible commercial portfolio	625,820,579	682,055,482
Rating of commercial portfolio other collateral	359,454,513	302,549,139
Reciprocal operations with parent companies	3,962,980	1,372,337
Reciprocal operations that affect revenues	1,175,283	10,669,767
Reciprocal operations that affect equity	21,632,621	14,710,709
Other Memorandum Accounts – Credit	41,235,351	38,421,800
	3,208,876,237	3,152,564,047
	8,226,116,853	7,346,512,805

27. OTHER INCOME AND EXPENSES, NET

As of December 31, other income includes:

	2003	2002
Profit in the sale of foreclosed assets (net)	2,111,201	2,056,217
Loss in the sale of property (net)	67,495	(19,892)
Leases	667,898	706,514
Recovery deposit insurance	38,932	75,735
Loss in the sale of receivables (net)	-	(6,559,260)
Other (net) (1)	(2,559,215)	(339,131)
	326,311	(4,079,817)

(1) $2,211,761 of this item corresponds to the net amount of expenses and revenues generated from the maintenance of foreclosed assets.

28. ADMINISTRATIVE AND OTHER EXPENSES

As of December 31, administrative expenses are broken down as follows:

	2003	2002
Insurance	4,757,783	4,606,365
Taxes other than income taxes (1)	7,669,230	5,196,644
Depreciation of property and equipment	1,095,415	1,259,576
Contributions	1,110,704	1,188,761
Advertising and publications	862,973	869,607
Public utilities	1,413,995	1,452,887
Administration and maintenance of buildings	468,648	427,872
Fees	1,586,294	2,852,614
Leases	849,892	900,799
Deferred charge amortization	1,516,550	1,114,667
Traveling and transportation expenses	807,264	953,806
Stationery	313,733	284,907
Electronic Data Processing	-	17,598
Provision Textiles El Cedro contingency	-	4,070,218
Donations	35,543	3,205,396
Surveillance and temporary services	238,808	164,751
Public relations	169,874	202,324
Non-discountable VAT expense	991,982	868,608
Subscriptions	594,343	470,479
Caipa Pensions	304,898	793,533
Maintenance expenses	388,899	345,760
Personnel training	203,539	231,079
Coffee shop and restaurant	37,792	47,774
Non-deductible expenses	933,304	1,077,988
	26,351,463	32,604,013

(1) The increase mainly corresponds to the amortization of the net worth (equity) tax until June 2003 amounting to $2,243,516.

29. AFFILIATED COMPANIES

The Corporation has a direct majority investment in the following companies:

Name	% Possessed 2003	% Possessed 2002
Apex S.A. (1)	-	94.95
Casa de Bolsa S.A.	100.00	-
C.I. Valle Trade S.A.	94.84	94.81
Cofivalle Finance (Bahamas) Limited	100.00	100.00
Compañía Agropecuaria Industrial Pajonales S.A.	94.50	94.50
Compañía de Inversiones del Valle S.A.	94.95	92.93
Desmotadora del Norte del Tolima S.A.	54.14	92.81
Hoteles Estelar de Colombia S.A.	84.26	84.26
Leasing del Valle S.A.	94.50	94.50
Molino Pajonales S.A.	92.81	92.81
Proyectos de Energía S.A.	94.49	94.32
Fiduciaria del Valle S.A.	94.50	94.49
Inversiones de Energía y Gas S.A.	48.97	48.97
Promotora de Energía y Gas S.A.	20.90	20.90
Lloreda S.A.	53.82	53.82
Prodesal S.A.)	94.60	94.60

(1) This company was eliminated in December of 2003.

30. OPERATIONS WITH STOCKHOLDERS AND EXECUTIVES

OBLIGATIONS IN CHARGE OF STOCKHOLDERS AND RELATED PARTIES

The movement of loans granted to stockholders and related parties during 2003 an 2002, is as follows:

2002	STOCKHOLDERS	BOARD OF DIRECTORS	LEGAL REPRESENTATIVES
ASSETS	21,215,342		60,548
LIABILITIES	30,209,229	14,994	198,192
Transactions:			
REVENUES	9,177,222	-	4,095
EXPENSES	13,033,706	133,214	11,867

2001	STOCKHOLDERS	BOARD OF DIRECTORS	LEGAL REPRESENTATIVES
ASSETS	35,084,124		54,112
LIABILITIES	342,166	10,962	239,381
Transactions:			
REVENUES	3,320,331	667	4,935
EXPENSES	145,669	95,242	41,112

Includes credit active operations of those stockholders who own less than ten percent (10%) of the capital stock and their balance is greater than five percent (5%) of the technical equity.

The characteristics of the above operations do not differ from those realized with third parties and to support the loans granted, the Corporation has Mortgage and Pledge Guarantees, according to the case, on goods the commercial value of which covers the amount of loans additionally granted. The above credits are within the limits foreseen by law.

OPERATIONS WITH RELATED COMPANIES

According to management's definition, related companies are the affiliates, subsidiaries and economically related entities. Following, we detail the balances and commitments receivable from related companies:

Loan Portfolio:

	2003	2002
C.I. Valle Trade S.A.	19,896,087	17,160,615
Compañía de Inversiones del Valle S.A. Invervalle	15,067,582	15,962,481
Hoteles Estelar S.A.	7,218,686	6,730,000
Leasing del Valle S.A.	3,456,517	6,792,291
Inversiones de Energía y Gas S.A.	23,074,767	23,074,767
Molino Pajonales S.A.	166,410	277,349

Promotora de Energía y Gas S.A.	47,756,632	47,756,632
Productos Derivados de la Sal S.A.	-	948,924
Valle Bursátiles S.A.	157,740	157,740
	116,794,421	118,860,799

Accounts Receivable:

	2003	2002
C.I. Valle Trade S.A.	378,798	360,068
Cía Agropecuaria e Industrial Pajonales S.A.	708,810	708,810
Cofivalle Finance (Bahamas) Limited	2,153	-
Compañía de Inversiones del Valle S.A. Invervalle	347,514	350,582
Fiduciaria del Valle S.A.	28,338	11,659
Hoteles Estelar S.A.	204,677	2,695,552
Leasing del Valle S.A.	49,084	148,884
Molino Pajonales S.A.	39,509	14,134
Prodesal S.A.	813	449,608
Proyectos de Energía S.A.	60,265	-
Valle Bursátiles S.A.	8,183	8,094
	1,828,144	4,747,391

Investments:

	2003	2002
Apex S.A. (1)	-	18,404,191
Casa de Bolsa S.A.	4,292,234	761,205
C.I. Valle Trade S.A.	8,397,792	8,393,618
Cía Agropecuaria e Industrial Pajonales S.A.	22,065,378	22,065,378
Cofivalle Finance (Bahamas) Limited	16,896,537	16,942,823
Compañía de Inversiones del Valle S.A.. Invervalle	19,247,855	18,683,054
Desmotadora del Norte del Tolima S.A.	926,312	1,587,794
Fiduciaria del Valle S.A.	10,925,802	10,925,802
Inversiones de Energía y Gas S.A. (1)	36,473,222	36,473,222
Hoteles Estelar S.A.	40,297,617	40,297,617
Leasing del Valle S.A.	10,769,265	10,769,265
Lloreda S.A. (1)	125,700,206	125,700,206
Molino Pajonales S.A.	1,571,656	1,571,656
Promotora de Energía y Gas S.A. (1)	11,619,230	11,619,230
Prodesal S.A. (1)	39,019,163	39,019,145
Proyectos de Energía S.A.	116,410,771	116,410,771
Valle Bursátiles S.A.	4,467	4,467
	464,617,507	479,629,444

(1) This company was eliminated in December of 2003.

Below, we present certain significant figures reflected in the financial statements of our affiliates:

Affiliates and Subordinated Companies

Main Figures as of December 31, 2003

Amounts stated in thousands of Colombian pesos

Company	Assets	Liabilities	Equity	Operations
Cofivalle Finance (Bahamas) Limited	109,286	90,127	19,159	2,119
C.I. Valle Trade S.A.	72,932	58,891	14,041	(332)
Casa de Bolsa S.A.	4,355	105	4,250	(420)
Cía de Inversiones del Valle S.A. Invervalle	50,719	22,365	28,354	151
Productos Derivados de la Sal - Prodesal S.A.	105,066	10,385	94,681	6,863
Lloreda S.A.	284,925	170,221	114,704	(30,942)
Proyectos de Energía S.A. Pesa	112,746	438	112,309	(52,743)
Inversiones de Energía y Gas S.A.	93,483	27,596	65,887	(836)
Promotora de Energía y Gas S.A.	93,475	55,350	38,125	(1,797)
Cía Agropecuaria e Industrial Pajonales S.A.	67,411	14,371	53,040	659
Molino Pajonales S.A.	16,067	8,135	7,932	1
Desmotadora del Norte del Tolima S.A.	15,523	6,021	9,501	204
Hoteles Estelar S.A.	115,291	22,176	93,115	1,046
Leasing del Valle S.A.	253,002	226,701	26,300	2,255
Fiduciaria del Valle S.A.	19,906	1,887	18,018	2,121
Valle Bursátiles S.A.	713	177	536	26
Totals	**1,414,900**	**714,946**	**699,952**	**(71,625)**

31. LEGAL REQUIREMENTS

Foreign Currency Transactions

Corporations are authorized to freely negotiate and keep a foreign-currency position, determined by the summation of assets less the liabilities, plus the rights minus the obligations in foreign currency, recorded in contingent accounts. This position may not be lower than five percent (5%) or greater than twenty percent (20%) of its technical equity, taking into account that the technical equity of two months before has to be taken for the month to be liquidated.

In the case of cut-off financial statements, or when no report to the Superintendency has been made, the technical equity base for the aforementioned estimate shall correspond to that of the most recently reported financial statements.

Substantially, all foreign currency assets and liabilities of the Corporation are held in US Dollars.

As of December 31, the own position in foreign currency of the Corporation (which is determined by the difference between foreign-currency assets and liabilities), based on External Circular Letters 24

and 52 of 1992, incorporated in External Circular Letter 100 of 1995, and subsequent modifications (37 of 1996 and 40 and 66 of 1999) issued by the Superintendency, was as follows:

	2003		2002	
	Equivalent amount in		Equivalent amount in	
	US$ 000	Col$ 000	US$ 000	Col$ 000
Assets	80,457	225,858,301	118,953	334,840,324
Liabilities	76,824	215,660,713	112,899	317,799,624
	3,633	10,197,588	6,054	17,040,700

Solvency Ratio

The technical equity of Corporations in Colombia may not be lower than nine percent (9%) of its total assets and credit contingencies weighted by risk levels. As of December 31, 2003 and 2002, the Corporation's technical equity represented eleven point ninety and seven percent (11.97%) and ten point seventy-four percent (10.74%) respectively, of its assets and credit contingencies weighted by risk level.

Investments

According to the Financial Sector's Organic Statute ("*Estatuto Orgánico del Sector Financiero*"), and Superintendency of Banking norms, investments that Financial Corporations should make in companies may not exceed the value resulting from adding the paid-in capital, equity reserves, equity reappraisal and deposits and call moneys (payables) to more than one (1) year of term. As of December 31, 2003 and 2002 the Corporation was complying with this requirement.

Legal Controls

During 2003 the Corporation complied with the different legal requirements with respect to cash reserve, own position, minimum capitals, solvency ratio, mandatory investments, and others, certifying that as of the closing of that exercise there is no, nor there is awareness of, any adjustment plan it must be subject to due to the non.-compliance with any provision.

32. RISK DISCLOSURE

Criteria and Procedures for Asset and Liability Management

The Corporation conducts an integral management to the structure of its assets, liabilities, and off-balance position, by estimating and controlling the degree of exposure to the main market risks. Such management considers the liquidity, interest rate, and exchange rate risks, and the criteria contemplated in External Circular Letter 100 of 1995, which constitutes the basis to make provisions to cover those risks. As of December 31, 2003 and 2002, the Corporation established that no provision for those concepts was necessary.

Risk Management

Alike yields and operating costs, risk are an integral and unavoidable part of financial activities. In recent years, credit and market risk management has increasingly presented to the Superintendency and to the Corporation new challenges that have to be faced through new principles of risk management and measurement.

The Corporation has fulfilled these demands, developing risk management to adapt the demands as a basic element of its activity. For the Corporation the capacity of responsibly managing risk constitutes a significant requirement to face challenges that the market imposes.

The Corporation has been implementing the following risk control system:

TREASURY RISK

Resources devoted to control and monitoring of treasury increased during 2003; a Treasury Risk Manager was hired and he formed a team with new and existing resources to control and monitor business-inherent risks.

There is a risk executive specialized in the different treasury risks. It is important to mention that the juridical risk is covered by the Office of the Legal Vice President and the operating risk is controlled by the Comptrollership Manager.

1. Market Risk:

As from 2003, in addition to establishing limits for the nominal value and term for the portfolios to control market risk exposure, the Corporation reinforced the controls and follow-up to treasury by implementing Risk Metrics models to calculate on a daily basis the Value at Risk (VeR, for its Spanish initials) of the portfolios of the Colombian peso and US Dollar trading systems ("*mesas de dinero*") and it was implemented the stress test. Likewise, a methodology to limit potential losses of treasury businesses was implemented. The Board of Directors approved the methodology and the limits in all cases.

a) **VeR:** it is the estimate of the maximum loss in market value of a position, after a determined period of time has elapsed and given certain confidence level.

   The Board of Directors of the Corporation approved a maximum VeR of $6,719 million for treasury businesses and this limit has been met since it was approved. Average annual VeR amounted to $2,996 million.

During 2003, the treasury of Corporación Financiera del Valle S.A. generated net revenues before operating expenses amounting to $33,941 million. The revenue/risk ratio taking the average annual VeR indicates that the risk the Corporation is exposed to is equivalent to one (1) month of net income adjusting the risk profile approved by the Board of Directors.

Treasury position in negotiable public debt as of the 2003 closing is summarized, in nominal values in Colombian pesos as follows: fixed-rate TES, $97,859; UVR TES, $41,465; IPC TES, $8,495; Fogafin securities, $23,666; Republic of Colombia Bonds, $64,318, and TRM TES, $18,979 million. In private and mixed debt securities, the portfolio closed in $53,506

million. Exchange risk position as of the 2003 closing amounted to US$ 10.8 million. In held-to-maturity public debt securities, Corporación Financiera del Valle closed as follows in nominal values stated in Colombian pesos: Fixed-rate TES, $8,000, and Republic of Colombia Bonds, $20,050 million.

b) **Loss Limits:** MAT (Management Action Trigger): the maximum loss that the Corporation is willing to assume in treasury. The MAT limits total losses to the addition of accrued and potential losses (VeR) associated to the current portfolio under normal conditions. MAT limit was fixed in $6,719 million.

c) **Sensitivity analysis (Stress Test):** The most appropriate scenarios to calculate stress tests were established. The most acid scenario used is an increase of 200 basic points in the rates.

2. Liquidity Risk:

According to External Circular Letter 042 dated September 27, 2001, the liquidity GAP is used for liquidity risk, and on a weekly basis, the ALCO committee reviews the weekly flow to determine the Corporation's liquidity profile during the week under course and those subsequent ones. During all 2003, Corporación Financiera del Valle S.A. did not show significant exposures to liquidity risk according to External Circular Letter 042 of the Office of the Superintendent of Banking.

On the other part, the Board of Directors approved the procedures designed by the ALCO committee to attend possible liquidity shortage situations.

3. Credit Risk:

The treasury area identifies investment and negotiation alternatives, which can be both in the real sector of the economy and in the financial sector. According to the results of the study conducted by the risk area, the request from the commercial area is submitted for consideration by the respective instance, and a credit limit is established with a one (1) year term to realize transactions with such client.

Credit limits are approved for one (1) year terms, but reviewed on a semi-annual basis.

a) *Real Sector*

A study is performed for entities that belong to the real sector of the economy with the purpose of determining the risk to be assumed, which includes among others, the following points:

- Stockholders and management
- Strategic assessment and perspectives
- Financial assessment of historic figures
- Analysis of Company's future projections

- Rating of companies

Based upon that study, the approval process is served in the respective instance.

b) *Financial Sector*

It includes credit entities, trust companies, brokers, pension and severance funds, government institutions, insurance companies.

With the purpose of determining the risk of an issuer and/or counterparty, it is used the CAMEL methodology, which uses the following factors for evaluation:

C: Capital Adequacy
A: Asset Quality
M: Management
E: Earnings
L: Liquidity

Based upon this methodology, the respective instance approves the credit limit of the counterparty and/or issuer.

Due to the implementation of risk controls, nowadays the treasury business is more stable and there is a much lower risk of potential losses from market, credit, and liquidity risks associated thereto.

CREDIT RISK

The different credit risk management policies contained in the SARC manual have been implemented during 2003, and Office of the Superintendent of Banking regarding the work to complete the databases that serve for the development of the expected losses estimation model, were followed.

Likewise, work was done for model calibration to determine Expected Losses associated to the credit business. For this calibration work, it has been essential the technological and support platform that has been designed and implemented by the Corporation's Systems Area, which facilitates working with quantitative and qualitative statistics of all our clients, an essential element for model development.

The development of all this technology has allowed improving the credit (loan) granting process because all the clients for which a credit study is conducted are being classified. In turn, this process has helped improve the databases that give support to the models, implying, at the bottom line, a better risk estimation and lower provisions.

The above has allowed the Corporation, in addition to complying with the chronograms that the Office of the Superintendent of Banking proposed with respect to the SARC, to be in the capacity (as from 2004) of running in parallel the current provision system, with the Expected Loss model. The results of this parallel will give basic information to make the necessary adjustments to the model, as stated by the Superintendency.

33. CORPORATE GOVERNANCE

Board of Directors and Top Management

The Corporation's Board of Directors and Top Management are aware and duly informed about the risks and responsibilities of this operation, as well as of the structure and the different processes that the Company has to carry out in its management.

Likewise, in the Board of Directors' meetings where the President and Vice Presidents attend, all risk matters are discussed, policies and attributions are defined, and limits in treasury and credit areas are approved.

Policies and Function Segregations

The risk management policy was given by the Board of Directors and the President of the institution and covers all the management of company activities that have inherent risks. These policies are analyzed at the Board of Directors, Presidential Committee, and Financial Risk Committee.

The Vice President of Risks is responsible for analyzing and estimating the different risks and reporting to the President and the Risk Committee (ALCO)

Report to the Board of Directors

Prior a risk analysis at the Financial Risk Committee (ALCO), there are established the monthly reports to be submitted to the Board of Directors by virtue of the different Company risks.

Technological Infrastructure

According to the Corporation size, and taking into account the changes in portfolio and investment norms applicable for 2002, technological aids are being implemented to conduct adequate operation monitoring, thus generating reliable information for decision making. With these aids, the Corporation is capable of permanently following-up operations.

Methodology for Risk Measurement

Existing methodologies identify and measure different risk types and in that way operate the methods directed to evaluate the treasury operation risk, foreign currency operations risk, and the market risk method mentioned in Notes 2 and 32.

Organizational Structure

The risk control area was clearly defined in the Corporation's organizational chart. This area acts with total independence with respect to the commercial and operational areas and directly reports to the Corporation's President.

Operation Verification

The Corporation relies on security mechanisms that allow verifying, whenever applicable, the conditions agreed to and proving that the operations carried out are adequate.

Likewise, the book record of the operations is made in an agile and reliable fashion, given that they are verified to avoid errors, which may alter the entity's results.

Audit

The statutory auditor and the auditor are fully aware of the entity's operations and in their visits and verifications they have made recommendations, which have been followed by management.

Likewise, the operations carried out between related parties and related companies are verified, when applicable.

Human Resources

The people involved in the risk area are highly prepared both academically and professionally.

34. CONTINGENCIES

CRIMINAL PROCESS

A criminal process is being undertaken at the 9th Criminal Court of the Cali venue for the alleged felonies of falsity and fraud, as a consequence of the presentation for collection of three (3) CDT's (fixed-term deposit certificates), apparently issued by the Corporation, amounting to Col$ 58.5 million each.

The Delegated District Attorney's Office before the Superior Court of Bogotá that learnt in the second instance about the process, determined that the transaction was not real, probative, juridical, or in books. Further, it stated that the securities were never issued in the name of Mr. Alejandro González, and accuses him of being the alleged author, responsible for the felony of Falsity in Document, together with the felony of Aggravated Fraud, and ordered to remit the process to the Criminal Judge of the Circuit, and it corresponded to the 9th Criminal Court mentioned above, which has to continue with the judicial process.

LABOR PROCESS

In Labor Court Seven of the Cali Venue there is a labor process filed by former employee Luis Fernando Guzmán, whereby he pretends to obtain form the Corporation the readjustment of the payment for unfair dismissal indemnity, salary refund, and social benefits unduly withheld, deducted and offset. The process is in the first instance, and the plaintiff's claims are estimated as probable.

Likewise, in Labor Court Three of the Cali Venue there is an ordinary process for greater amount filed by former employee Carlos Hernán Cárdenas, whereby he pretends the recognition of overtime, readjustment of social benefits, and other payments inherent to his labor relationship. The process is in the first instance. The plaintiff's claims are estimated as remote.

35. OTHER ASPECTS OF INTEREST

After the date of cut of these financial statements economic facts that did not appear they have meant important changes in the structure and financial situation of the company.

36. SUBSEQUENT EVENTS

Tax Reform

In December 29 of 2003 Law 863 subscribed related to the tributary reform, whose application begins in January 1 of 2004, within the main changes settles down the increase of the burden to the financial movements when happening of the 3 through thousands to the 4 through thousands, stays on rate to the tax of rent in a 10%, is created the tax to the patrimony to a 0,3% tariff on patrimonies superior to $3,000 million, the article is reestablished by which it limits the deduction of the taxes of industry and commerce and real estate 80% and the possibility is eliminated of deducing the losses obtained in the disposition of property roots.

CORPORACIÓN FINANCIERA DEL VALLE

OFICINAS CALI

PRINCIPAL
Calle 10 No. 4-15
PBX: 882 2692 - 896 4646
FAX: 884 1078

PASARELA
Av. Estación C.C. Pasarela, Local 156B
Tels.: 667 7117 al 21
FAX: 667 7122

SUR UNICENTRO
Unicentro local 215
Tels.: 330 2754 - 339 6482/83
315 2573 - 315 2501
FAX: 339 6563

OFICINAS BOGOTÁ

OFICINA BANCA DE INVERSIÓN
Carrera 7 No. 71-21 Torre A Piso 8
PBX: 317 3434
Fax: 317 3868

PRINCIPAL
Carrera 7 No. 71-21 Torre A
PBX: 376 5666
Fax: 317 3585

BANCA PRIVADA
Carrera 7 No. 33-42 piso 1
PBX: 338 0300
Fax: 285 4377
A.A.: 240015

CHICÓ
Calle 93A N° 11-60
Tel.: 611 5900
FAX 635 0724

OFICINAS MEDELLÍN

EL POBLADO
Calle 16 Sur No. 43A-49
PBX: 313 8844
Fax: 313 4947

CENTRO
Calle 52 N° 45-94 Local 9901 Piso 1
PBX: 251 5455
FAX: 510 1480

OFICINA BARRANQUILLA

Carrera 52 No. 74-56 Local 105
PBX: 356 1016
FAX: 356 2296

OFICINA MANIZALES

Carrera 22 No. 20-43
PBX: 897 3366
Fax: 882 3110

FIDUCIARIA DEL VALLE

FIDUCIARIA DEL VALLE S.A. CALI
Calle 10 No. 4-47 Piso 20
PBX: 889 0971
FAX: 883 3824

FIDUCIARIA DEL VALLE S.A. BOGOTÁ
Cra. 7a. No. 71-21 Torre A Piso 8
PBX: 376 5666 -317 3902
FAX: 317 3545

FIDUCIARIA DEL VALLE S.A. BANCA PRIVADA BOGOTÁ
Cra. 7 No. 33-42
PBX: 320 0311
FAX: 287 9882

FIDUCIARIA DEL VALLE S.A. BARRANQUILLA
Cra. 52 No. 74-56 Oficina 805
TELS.: 356 3831 - 358 3533
358 3184 - 356 1016
FAX: 358 4208

FIDUCIARIA DEL VALLE S.A. MEDELLÍN
Calle 16 Sur No. 43A-49 Piso 1
PBX: 313 0655
FAX: 313 4489

LEASING DEL VALLE

LEASING DEL VALLE S.A. CALI
Calle 10 No. 4-47 Piso 17
PBX: 885 2460 - 883 4787
FAX: 883 3657

LEASING DEL VALLE S.A. BOGOTÁ
Calle 70A No. 4-42 Torre A Piso 8
PBX: 310 2158
FAX: 249 2285

LEASING DEL VALLE S.A. MEDELLÍN
Calle 16 SUR No. 43A-49 Piso 4.
PBX: 313 4700
FAX: 313 4897

COFIVALLE FINANCE (BAHAMAS) LIMITED

Oficina de Representación en Cali
Calle 10 No. 4-47 Piso 22
TELS.: 882 2692 - 885 0780
FAX: (572) 882 2941